FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of May 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)









--------------------------------------------------------------------------------

                          UNITED STATES SECURITIES AND
                              EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                   FORM 10-Q

                             ---------------------



(Mark One)

(X)   QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

          FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2005
                                OR


( )   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

        For the transition period from ________ to________


                         COMMISSION FILE NUMBER 1-8198

                             ---------------------

                            HSBC FINANCE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



            DELAWARE                                      86-1052062
  (STATE OF INCORPORATION)                 (I.R.S. EMPLOYER IDENTIFICATION NO.)

2700 SANDERS ROAD, PROSPECT HEIGHTS, ILLINOIS               60070
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)              (ZIP CODE)

                               (847) 564-5000
            REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE


                             ---------------------

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. (X) No ( )

     Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ( ) No (X)

     At April 30, 2005, there were 50 shares of the registrant's common stock outstanding, all of which were owned indirectly by HSBC Holdings plc.

     THE REGISTRANT MEETS THE CONDITIONS SET FORTH IN GENERAL INSTRUCTION H(1)(A) AND (B) OF FORM 10-Q AND IS THEREFORE FILING THIS FORM 10-Q WITH THE REDUCED DISCLOSURE FORMAT.
--------------------------------------------------------------------------------


                            HSBC FINANCE CORPORATION

                                   FORM 10-Q

TABLE OF CONTENTS




PART I.          FINANCIAL INFORMATION
-----------------------------------------------------------------------------------
Item 1.          Consolidated Financial Statements
                 Statement of Income.........................................    3
                 Balance Sheet...............................................    4
                 Statement of Changes in Shareholder's Equity................    5
                 Statement of Cash Flows.....................................    6
                 Notes to Consolidated Financial Statements..................    7
Item 2.          Management's Discussion and Analysis of Financial Condition
                   and Results of Operations
                 Forward-Looking Statements..................................   16
                 Executive Overview..........................................   16
                 Basis of Reporting..........................................   19
                 Receivables Review..........................................   20
                 Results of Operations.......................................   21
                 Segment Results - Managed Basis.............................   27
                 Credit Quality..............................................   31
                 Liquidity and Capital Resources.............................   37
                 Risk Management.............................................   41
                 Reconciliations to GAAP Financial Measures..................   43
Item 4.          Controls and Procedures.....................................   47


PART II.         OTHER INFORMATION
-----------------------------------------------------------------------------------
Item 5.          Other Information...........................................   47
Item 6.          Exhibits....................................................   47
Signature....................................................................   48

PART I. FINANCIAL INFORMATION
--------------------------------------------------------------------------------
ITEM 1. CONSOLIDATED FINANCIAL STATEMENTS

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF INCOME



THREE MONTHS ENDED MARCH 31,                                   2005     2004
-----------------------------------------------------------------------------
                                                               (IN MILLIONS)

Finance and other interest income...........................  $2,950   $2,528
Interest expense............................................   1,062      708
                                                              ------   ------
NET INTEREST INCOME.........................................   1,888    1,820
Provision for credit losses.................................     841      928
                                                              ------   ------
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES.......   1,047      892
                                                              ------   ------
Other revenues:
  Securitization revenue....................................      85      348
  Insurance revenue.........................................     221      211
  Investment income.........................................      33       41
  Derivative income.........................................     260       52
  Fee income................................................     306      265
  Taxpayer financial services revenue.......................     243      206
  Other income..............................................     314      100
                                                              ------   ------
TOTAL OTHER REVENUES........................................   1,462    1,223
                                                              ------   ------
Costs and expenses:
  Salaries and employee benefits............................     497      485
  Sales incentives..........................................      82       78
  Occupancy and equipment expenses..........................      87       83
  Other marketing expenses..................................     180      132
  Other servicing and administrative expenses...............     258      226
  Support services from HSBC affiliates.....................     209      177
  Amortization of intangibles...............................     107      116
  Policyholders' benefits...................................     122      113
                                                              ------   ------
TOTAL COSTS AND EXPENSES....................................   1,542    1,410
                                                              ------   ------
Income before income tax expense............................     967      705
Income tax expense..........................................     341      235
                                                              ------   ------
NET INCOME..................................................  $  626   $  470
                                                              ======   ======


The accompanying notes are an integral part of the consolidated financial statements.

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET


                                                               MARCH 31,         DECEMBER 31,
                                                                  2005               2004
-----------------------------------------------------------------------------------------------
                                                              (IN MILLIONS, EXCEPT SHARE DATA)
ASSETS
Cash........................................................    $    622           $    392
Securities purchased under agreements to resell.............         282              2,651
Securities..................................................       3,990              4,327
Receivables, net............................................     110,132            104,815
Intangible assets, net......................................       2,594              2,705
Goodwill....................................................       6,835              6,856
Properties and equipment, net...............................         481                487
Real estate owned...........................................         509                587
Derivative financial assets.................................       3,017              4,049
Other assets................................................       3,541              3,321
                                                                --------           --------
TOTAL ASSETS................................................    $132,003           $130,190
                                                                ========           ========
LIABILITIES
Debt:
  Deposits..................................................    $     42           $     47
  Commercial paper, bank and other borrowings...............      10,608              9,013
  Due to affiliates.........................................      15,035             13,789
  Long term debt (with original maturities over one year)...      83,191             85,378
                                                                --------           --------
Total debt..................................................     108,876            108,227
Insurance policy and claim reserves.........................       1,310              1,303
Derivative related liabilities..............................         575                432
Other liabilities...........................................       3,589              3,287
                                                                --------           --------
  TOTAL LIABILITIES.........................................     114,350            113,249
SHAREHOLDER'S EQUITY
Redeemable preferred stock held by HSBC Investments (North
  America) Inc. ............................................       1,100              1,100
Common shareholder's equity:
     Common stock, $0.01 par value, 100 shares authorized,
      50 shares issued......................................           -                  -
     Additional paid-in capital.............................      14,673             14,627
     Retained earnings......................................       1,179                571
     Accumulated other comprehensive income.................         701                643
                                                                --------           --------
TOTAL COMMON SHAREHOLDER'S EQUITY...........................      16,553             15,841
                                                                --------           --------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..................    $132,003           $130,190
                                                                ========           ========


The accompanying notes are an integral part of the consolidated financial statements.

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY



THREE MONTHS ENDED MARCH 31,                                   2005      2004
-------------------------------------------------------------------------------
                                                                (IN MILLIONS)
PREFERRED STOCK
  Balance at beginning and end of period....................  $ 1,100   $ 1,100
                                                              =======   =======
COMMON SHAREHOLDER'S EQUITY
  ADDITIONAL PAID-IN CAPITAL
     Balance at beginning of period.........................  $14,627   $14,645
     Return of capital......................................        -       (11)
     Employee benefit plans and other.......................       46         6
                                                              -------   -------
     Balance at end of period...............................  $14,673   $14,640
                                                              -------   -------
  RETAINED EARNINGS
     Balance at beginning of period.........................  $   571   $ 1,303
     Net income.............................................      626       470
     Dividends:
       Preferred stock......................................      (18)      (18)
                                                              -------   -------
     Balance at end of period...............................  $ 1,179   $ 1,755
                                                              -------   -------
  ACCUMULATED OTHER COMPREHENSIVE INCOME
     Balance at beginning of period.........................  $   643   $   443
     Net change in unrealized gains (losses) on:
       Derivatives classified as cash flow hedges...........      134       (17)
       Securities available for sale and interest-only strip
        receivables.........................................      (16)       49
     Foreign currency translation adjustments...............      (60)       39
                                                              -------   -------
     Other comprehensive income, net of tax.................       58        71
                                                              -------   -------
     Balance at end of period...............................  $   701   $   514
                                                              -------   -------
TOTAL COMMON SHAREHOLDER'S EQUITY...........................  $16,553   $16,909
                                                              -------   -------
COMPREHENSIVE INCOME
  Net income................................................  $   626   $   470
  Other comprehensive income................................       58        71
                                                              -------   -------
COMPREHENSIVE INCOME........................................  $   684   $   541
                                                              =======   =======


The accompanying notes are an integral part of the consolidated financial statements.

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

STATEMENT OF CASH FLOWS


THREE MONTHS ENDED MARCH 31,                                      2005       2004
---------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................  $    626   $    470
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Provision for credit losses...............................       841        928
  Insurance policy and claim reserves.......................       (29)       (36)
  Depreciation and amortization.............................       142        145
  Net change in interest-only strip receivables.............        89        112
  Net change in other assets................................      (235)      (162)
  Net change in other liabilities...........................       382        350
  Other, net................................................      (117)        93
                                                              --------   --------
Net cash provided by (used in) operating activities.........     1,699      1,900
                                                              --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
Securities:
  Purchased.................................................      (178)      (608)
  Matured...................................................        95        572
  Sold......................................................        34         59
Net change in short-term securities available for sale......       335      4,387
Net change in securities purchased under agreements to
  resell....................................................     2,369          -
Receivables:
  Originations, net of collections..........................   (14,422)   (10,927)
  Purchases and related premiums............................        (8)       (33)
  Initial and fill-up securitizations.......................     2,957      7,942
  Sales to affiliates.......................................     4,720        856
Properties and equipment:
  Purchases.................................................       (17)       (12)
  Sales.....................................................         1          1
                                                              --------   --------
Net cash provided by (used in) investing activities.........    (4,114)     2,237
                                                              --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
Debt:
  Net change in short-term debt and deposits................     1,593        (54)
  Net change in time certificates...........................        (2)      (133)
  Net change in due to affiliates...........................     1,430     (2,247)
  Long term debt issued.....................................     3,984        929
  Long term debt retired....................................    (4,386)    (2,861)
Insurance:
  Policyholders' benefits paid..............................       (56)       (31)
  Cash received from policyholders..........................        84         29
                                                              --------   --------
Net cash provided by (used in) financing activities.........     2,647     (4,368)
                                                              --------   --------
Effect of exchange rate changes on cash.....................        (2)       (33)
                                                              --------   --------
Net change in cash..........................................       230       (264)
Cash at beginning of period.................................       392        463
                                                              --------   --------
CASH AT END OF PERIOD.......................................  $    622   $    199
                                                              ========   ========


The accompanying notes are an integral part of the consolidated financial statements.
                                        6


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND BASIS OF PRESENTATION
--------------------------------------------------------------------------------

HSBC Finance Corporation is an indirect wholly owned subsidiary of HSBC North America Holdings Inc. ("HNAH"), which is a wholly owned subsidiary of HSBC Holdings plc ("HSBC"). The accompanying unaudited interim consolidated financial statements of HSBC Finance Corporation and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all normal and recurring adjustments considered necessary for a fair presentation of financial position, results of operations and cash flows for the interim periods have been made. HSBC Finance Corporation may also be referred to in this Form 10-Q as "we," "us" or "our." These unaudited interim consolidated financial statements should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2004 (the "2004 Form 10-K"). Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates. Interim results should not be considered indicative of results in future periods.

Interim financial statement disclosures required by U.S. GAAP regarding segments are included in the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") section of this Form 10-Q.

2.  SECURITIES
--------------------------------------------------------------------------------

Securities consisted of the following available-for-sale investments:


                                                                     GROSS        GROSS
                                                       AMORTIZED   UNREALIZED   UNREALIZED    FAIR
MARCH 31, 2005                                           COST        GAINS        LOSSES     VALUE
---------------------------------------------------------------------------------------------------
                                                                      (IN MILLIONS)
Corporate debt securities............................   $2,299        $21          $(37)     $2,283
Money market funds...................................      208          -             -         208
Time deposits........................................      256          -             -         256
U.S. government and federal agency debt securities...      601          -            (5)        596
Non-government mortgage backed securities............       68          -            (1)         67
Other................................................      543          2            (6)        539
                                                        ------        ---          ----      ------
Subtotal.............................................    3,975         23           (49)      3,949
Accrued investment income............................       41          -             -          41
                                                        ------        ---          ----      ------
Total securities available for sale..................   $4,016        $23          $(49)     $3,990
                                                        ======        ===          ====      ======


                                        7




                                                                     GROSS        GROSS
                                                       AMORTIZED   UNREALIZED   UNREALIZED    FAIR
DECEMBER 31, 2004                                        COST        GAINS        LOSSES     VALUE
---------------------------------------------------------------------------------------------------
                                                                      (IN MILLIONS)

Corporate debt securities............................   $2,520        $27          $(14)     $2,533
Money market funds...................................      254          -             -         254
Time deposits........................................      486          -             -         486
U.S. government and federal agency debt securities...      393          -            (3)        390
Non-government mortgage backed securities............       74          -            (1)         73
Other................................................      554          1            (3)        552
                                                        ------        ---          ----      ------
Subtotal.............................................    4,281         28           (21)      4,288
Accrued investment income............................       39          -             -          39
                                                        ------        ---          ----      ------
Total securities available for sale..................   $4,320        $28          $(21)     $4,327
                                                        ======        ===          ====      ======

A summary of gross unrealized losses and related fair values as of March 31, 2005 and December 31, 2004, classified as to the length of time the losses have existed follows:


                                           LESS THAN ONE YEAR                       GREATER THAN ONE YEAR
                                 ---------------------------------------   ---------------------------------------
                                                GROSS        AGGREGATE                    GROSS        AGGREGATE
                                 NUMBER OF    UNREALIZED   FAIR VALUE OF   NUMBER OF    UNREALIZED   FAIR VALUE OF
MARCH 31, 2005                   SECURITIES     LOSSES      INVESTMENTS    SECURITIES     LOSSES      INVESTMENTS
------------------------------------------------------------------------------------------------------------------
                                                             (DOLLARS ARE IN MILLIONS)

Corporate debt securities......     566          $(32)        $1,500           43          $(5)           $97
U.S. government and federal
  agency debt securities.......      66            (4)           318           17           (1)            31
Non-government mortgage backed
  securities...................      15            (1)            24            -            -              -
Other..........................      57            (6)           263            -            -              -




                                           LESS THAN ONE YEAR                       GREATER THAN ONE YEAR
                                 ---------------------------------------   ---------------------------------------
                                                GROSS        AGGREGATE                    GROSS        AGGREGATE
                                 NUMBER OF    UNREALIZED   FAIR VALUE OF   NUMBER OF    UNREALIZED   FAIR VALUE OF
DECEMBER 31, 2004                SECURITIES     LOSSES      INVESTMENTS    SECURITIES     LOSSES      INVESTMENTS
------------------------------------------------------------------------------------------------------------------
                                                                   (IN MILLIONS)

Corporate debt securities......     254          $ (6)        $  636          218          $(8)          $647
U.S. government and federal
  agency debt securities.......       -             -              -           61           (3)           278
Non-government mortgage backed
  securities...................       -             -              -            3           (1)             6
Other..........................      21            (2)           114           42           (1)           130


The gross unrealized losses on our securities available for sale have increased during the three months ended March 31, 2005 due to a general increase in interest rates. The contractual terms of these securities do not permit the issuer to settle the securities at a price less than the par value of the investment. Since substantially all of these securities are rated A- or better, and because we have the ability and intent to hold these investments until maturity or a market price recovery, these securities are not considered other than temporarily impaired.

                                        8


3.  RECEIVABLES
--------------------------------------------------------------------------------

Receivables consisted of the following:



                                                              MARCH 31,   DECEMBER 31,
                                                                2005          2004
--------------------------------------------------------------------------------------
                                                                   (IN MILLIONS)

Real estate secured.........................................  $ 68,486      $ 64,820
Auto finance................................................     8,107         7,544
MasterCard(1)/Visa(1).......................................    15,554        14,635
Private label...............................................     3,130         3,411
Personal non-credit card....................................    16,608        16,128
Commercial and other........................................       276           317
                                                              --------      --------
Total owned receivables.....................................   112,161       106,855
Purchase accounting fair value adjustments..................       172           201
Accrued finance charges.....................................     1,466         1,394
Credit loss reserve for owned receivables...................    (3,581)       (3,625)
Unearned credit insurance premiums and claims reserves......      (615)         (631)
Interest-only strip receivables.............................       242           323
Amounts due and deferred from receivable sales..............       287           298
                                                              --------      --------
Total owned receivables, net................................   110,132       104,815
Receivables serviced with limited recourse..................    11,486        14,225
                                                              --------      --------
Total managed receivables, net..............................  $121,618      $119,040
                                                              ========      ========


---------------

(1) MasterCard is a registered trademark of MasterCard International, Incorporated and Visa is a registered trademark of VISA USA, Inc.

Purchase accounting fair value adjustments represent adjustments which have been "pushed down" to record our receivables at fair value on March 28, 2003, the date we were acquired by HSBC.

Interest-only strip receivables are reported net of our estimate of probable losses under the recourse provisions for receivables serviced with limited recourse. Our estimate of the recourse obligation totaled $661 million at March 31, 2005 and $890 million at December 31, 2004. Interest-only strip receivables also included fair value mark-to-market adjustments, which increased the balance by $85 million at March 31, 2005 and $76 million at December 31, 2004.

Receivables serviced with limited recourse consisted of the following:


                                                              MARCH 31,   DECEMBER 31,
                                                                  2005          2004
--------------------------------------------------------------------------------------
                                                                   (IN MILLIONS)
Real estate secured.........................................   $    73      $    81
Auto finance................................................     2,175        2,679
MasterCard/Visa.............................................     6,140        7,583
Personal non-credit card....................................     3,098        3,882
                                                               -------      -------
Total.......................................................   $11,486      $14,225
                                                               =======      =======

                                        9


The combination of receivables owned and receivables serviced with limited recourse, which comprises our managed portfolio, is shown below:



                                                              MARCH 31,   DECEMBER 31,
                                                                2005          2004
--------------------------------------------------------------------------------------
                                                                   (IN MILLIONS)

Real estate secured.........................................  $ 68,559      $ 64,901
Auto finance................................................    10,282        10,223
MasterCard/Visa.............................................    21,694        22,218
Private label...............................................     3,130         3,411
Personal non-credit card....................................    19,706        20,010
Commercial and other........................................       276           317
                                                              --------      --------
Total.......................................................  $123,647      $121,080

                                                              ========      ========


4.  CREDIT LOSS RESERVES
--------------------------------------------------------------------------------

An analysis of credit loss reserves was as follows:



THREE MONTHS ENDED MARCH 31,                                   2005     2004
------------------------------------------------------------------------------
                                                               (IN MILLIONS)
Owned receivables:
  Credit loss reserves at beginning of period...............  $3,625   $ 3,793
  Provision for credit losses...............................     841       928
  Charge-offs...............................................    (953)   (1,050)
  Recoveries................................................      90        80
  Other, net................................................     (22)        2
                                                              ------   -------
  Credit loss reserves for owned receivables................   3,581     3,753
                                                              ------   -------
Receivables serviced with limited recourse:
  Credit loss reserves at beginning of period...............     890     2,374
  Provision for credit losses...............................      30       253
  Charge-offs...............................................    (271)     (499)
  Recoveries................................................      16        27
  Other, net................................................      (4)        4
                                                              ------   -------
  Credit loss reserves for receivables serviced with limited
     recourse...............................................     661     2,159
                                                              ------   -------
Credit loss reserves for managed receivables................  $4,242   $ 5,912
                                                              ======   =======


Reductions to the provision for credit losses on owned receivables and overall reserve levels in 2005 reflect the impact of the bulk sale of our domestic private label receivables to HSBC Bank USA, National Association ("HSBC Bank USA") in December 2004. Reductions to the provision for credit losses and overall reserve levels on receivables serviced with limited recourse in 2005 reflect the impact of reduced securitization levels, including our decision to structure new collateralized funding transactions as secured financings.

Further analysis of credit quality and credit loss reserves and our credit loss reserve methodology are presented in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-Q under the caption "Credit Quality."

                                        10


5.  INTANGIBLE ASSETS
--------------------------------------------------------------------------------

Intangible assets consisted of the following:



                                                                       ACCUMULATED    CARRYING
                                                              GROSS    AMORTIZATION    VALUE
----------------------------------------------------------------------------------------------

                                                                       (IN MILLIONS)

MARCH 31, 2005
Purchased credit card relationships and related programs....  $1,719       $412        $1,307
Retail services merchant relationships......................     270        109           161
Other loan related relationships............................     326         78           248
Trade names.................................................     718          -           718
Technology, customer lists and other contracts..............     281        121           160
                                                              ------       ----        ------
Total.......................................................  $3,314       $720        $2,594
                                                              ======       ====        ======

DECEMBER 31, 2004
Purchased credit card relationships and related programs....  $1,723       $355        $1,368
Retail services merchant relationships......................     270         95           175
Other loan related relationships............................     326         71           255
Trade names.................................................     718          -           718
Technology, customer lists and other contracts..............     281         92           189
                                                              ------       ----        ------
Total.......................................................  $3,318       $613        $2,705
                                                              ======       ====        ======


Estimated amortization expense associated with our intangible assets for each of the following years is as follows:


YEAR ENDING DECEMBER 31,
---------------------------------------------------------------------------
                                                              (IN MILLIONS)

2005........................................................      $351
2006........................................................       344
2007........................................................       326
2008........................................................       231
2009........................................................       123
Thereafter..................................................       368


6.  GOODWILL
--------------------------------------------------------------------------------

Goodwill balances associated with our foreign businesses will change from period to period due to movements in foreign exchange. Since the one-year anniversary of our acquisition by HSBC was completed in the first quarter of 2004, no further acquisition-related adjustments to our goodwill balance will occur, except for changes in estimates of the tax basis in our assets and liabilities or other tax estimates recorded at the date of our acquisition by HSBC, pursuant to Statement of Financial Accounting Standards Number 109, "Accounting for Income Taxes." During the first quarter of 2005, we reduced our goodwill balance by approximately $2 million as a result of such changes in tax estimates.

7.  INCOME TAXES
--------------------------------------------------------------------------------

Our effective tax rates were as follows:



Three months ended March 31, 2005...........................  35.3%
Three months ended March 31, 2004...........................  33.3


                                        11


The increase in the effective tax rate in the first quarter of 2005 is attributable to higher state tax rates and higher pretax income without a corresponding increase in low income housing tax credits. The effective tax rate differs from the statutory federal income tax rate primarily because of the effects of state and local income taxes and tax credits.

8.  RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

In the normal course of business, we conduct transactions with HSBC and its subsidiaries. These transactions include funding arrangements, purchases and sales of receivables, servicing arrangements, information technology services, item and statement processing services, banking and other miscellaneous services. The following tables present related party balances and the income and (expense) generated by related party transactions:


                                                              MARCH 31,   DECEMBER 31,
                                                                2005          2004
--------------------------------------------------------------------------------------
                                                                   (IN MILLIONS)

ASSETS, (LIABILITIES) AND EQUITY:
Derivative financial assets, net............................  $  2,368      $  3,297
Other assets................................................     1,007           604
Due to affiliates...........................................   (15,035)      (13,789)
Other liabilities...........................................      (144)         (168)
Preferred stock.............................................     1,100         1,100




                                                              THREE MONTHS   THREE MONTHS
                                                                 ENDED          ENDED
                                                               MARCH 31,      MARCH 31,
                                                                  2005           2004
-----------------------------------------------------------------------------------------
                                                                     (IN MILLIONS)
INCOME/(EXPENSE):
Interest expense on borrowings from HSBC and subsidiaries...     $(151)         $ (53)
Interest income on HSBC USA, Inc. advances..................         4              -
HSBC Bank USA:
  Real estate secured servicing revenues....................         5              2
  Real estate secured sourcing, underwriting and pricing
     revenues...............................................         -              1
  Gain on daily sale of domestic private label receivable
     originations...........................................        92              -
  Gain on sale of real estate secured and MasterCard/Visa
     receivables............................................         8             15
  Taxpayer financial services loan origination fees.........       (14)             -
  Other servicing, processing, origination and support
     revenues...............................................       100              3
Support services from HSBC affiliates, primarily HSBC
  Technology and Services (USA) Inc. .......................      (209)          (177)
HSBC Technology and Services (USA) Inc.:
  Rental revenue............................................        10              8
  Administrative services revenue...........................         5              4
Other income from HSBC affiliates...........................         2              -


The notional value of derivative contracts outstanding with HSBC subsidiaries totaled $61.8 billion at March 31, 2005 and $62.6 billion at December 31, 2004. Affiliate swap counterparties have provided collateral in the form of securities, which are not recorded on our balance sheet and totaled $1.7 billion at March 31, 2005 and $2.2 billion at December 31, 2004.

We have extended a line of credit of $2 billion to HSBC USA, Inc. at interest rates comparable to third-party rates for a line of credit with similar terms. The balance outstanding under this line was $.6 billion at March 31, 2005 and December 31, 2004 and is included in other assets. Interest income associated with

                                        12


this line of credit is recorded in interest income and reflected as interest income on HSBC USA, Inc. advances in the table above.

We extended a line of credit of $.4 billion to HSBC Investments (North America) Inc. on March 31, 2005 at interest rates comparable to third-party rates for a line of credit with similar terms. The entire $.4 billion line of credit was outstanding at March 31, 2005 and is included in other assets. As of the date of this filing, this line of credit is due on demand but no later than June 2, 2005.

Due to affiliates also includes amounts owed to subsidiaries of HSBC (other than preferred stock). This funding was at interest rates (both the underlying benchmark rate and credit spreads) comparable to third-party rates for debt with similar maturities.

At March 31, 2005, we had revolving credit facilities of $2.5 billion from HSBC domestically and $10.0 billion from HSBC in the U.K., of which $7.2 billion was outstanding under the U.K. lines and no balances were outstanding on the domestic lines. As of December 31, 2004, $7.4 billion was outstanding under the U.K. lines and no balances were outstanding on the domestic lines. Annual commitment fee requirements to support availability of these lines are paid on a quarterly basis. Expense recognized for commitment fees totaled $.6 million for the three months ended March 31, 2005 and $.4 million for the three months ended March 31, 2004 and are included as a component of interest expense.

In the first quarter of 2004, we sold approximately $.9 billion of real estate secured receivables from our mortgage services business to HSBC Bank USA and recorded a pre-tax gain of $15 million on the sale. Under a separate servicing agreement, we have agreed to service all real estate secured receivables sold to HSBC Bank USA including all future business they purchase from our correspondents. As of March 31, 2005, we were servicing $5.3 billion of real estate secured receivables for HSBC Bank USA. We also received fees from HSBC Bank USA pursuant to a service level agreement under which we sourced, underwrote and priced $.6 billion of real estate secured receivables purchased by HSBC Bank USA during the three months ended March 31, 2005 and $.4 billion during the three months ended March 31, 2004. These revenues have been recorded as other income and are reflected as real estate secured servicing revenues and real estate secured sourcing, underwriting and pricing revenues from HSBC Bank USA in the above table.

In December 2004, we sold our domestic private label receivable portfolio, including the retained interests associated with our securitized domestic private label receivables, to HSBC Bank USA. We continue to service the sold private label receivables and receive servicing fee income from HSBC Bank USA for these services. As of March 31, 2005, we were servicing $14.8 billion of domestic private label receivables for HSBC Bank USA. Servicing fee income from HSBC Bank USA received for the three month period ended March 31, 2005 of $92 million is included in the table above as a component of other servicing, processing, origination and support revenues from HSBC Bank USA. We continue to maintain the related customer account relationships and, therefore, sell new domestic private label receivable originations to HSBC Bank USA on a daily basis. Gains on the sale of $4,253 million of private label receivables to HSBC Bank USA in the first quarter of 2005 are reflected in the table above and are recorded in other income.

Under several service level agreements, we also provide services to HSBC Bank USA. These services include credit card servicing and processing activities through our credit card services business, loan origination and servicing through our auto finance business and other operational and administrative support. Fees received for these services are reported as other income and are included in the table above as a component of other servicing, processing, origination and support revenues from HSBC Bank USA.

During 2003, Household Capital Trust VIII issued $275 million in mandatorily redeemable preferred securities to HSBC. Interest expense recorded on the underlying junior subordinated notes totaled $4 million during both three month periods ended March 31, 2005 and 2004 and is included in interest expense on borrowings from HSBC and subsidiaries in the table above.

During the third quarter of 2004, our Canadian business began to originate and service auto loans for an HSBC affiliate in Canada. Fees received for these services of $2 million for the three months ended
                                        13


March 31, 2005 are included in other income and are reflected in other income from HSBC affiliates in the above table.

Effective October 1, 2004, HSBC Bank USA became the originating lender for loans initiated by our taxpayer financial services business for clients of various third party tax preparers. We purchase the loans originated by HSBC Bank USA daily for a fee. Origination fees paid to HSBC Bank USA totaled $14 million during the three months ended March 31, 2005 and are included as an offset to taxpayer financial services revenue and are reflected as taxpayer financial services loan origination fees in the above table.

On July 1, 2004, HSBC Bank Nevada, National Association ("HBNV"), formerly known as Household Bank (SB), N.A., purchased the account relationships associated with $970 million of MasterCard and Visa credit card receivables from HSBC Bank USA for approximately $99 million, which are included in intangible assets. The receivables continue to be owned by HSBC Bank USA. Originations of new accounts and receivables are made by HBNV and new receivables are sold daily to HSBC Bank USA. Gains on the sale of $467 million of credit card receivables to HSBC Bank USA in the first quarter of 2005 are reflected in the table above and are recorded in other income.

Effective January 1, 2004, our technology services employees, as well as technology services employees from other HSBC entities in North America, were transferred to HSBC Technology and Services (USA) Inc. ("HTSU"). In addition, technology related assets and software purchased subsequent to January 1, 2004 are generally purchased and owned by HTSU. Technology related assets owned by HSBC Finance Corporation prior to January 1, 2004 currently remain in place and were not transferred to HTSU. In addition to information technology services, HTSU also provides certain item processing and statement processing activities to us pursuant to a master service level agreement. Support services from HSBC affiliates includes services provided by HTSU as well as banking services and other miscellaneous services provided by HSBC Bank USA and other subsidiaries of HSBC. We also receive revenue from HTSU for certain office space which we have rented to them, which has been recorded as a reduction of occupancy and equipment expenses, and for certain administrative costs, which has been recorded as other income.

In addition, we utilize a related HSBC entity to lead manage substantially all ongoing debt issuances. Fees paid for such services totaled approximately $3 million for the three months ended March 31, 2005 and approximately $.3 million for the three months ended March 31, 2004. These fees are amortized over the life of the related debt as a component of interest expense.

9.  PENSION AND OTHER POSTRETIREMENT BENEFITS
--------------------------------------------------------------------------------

In November 2004, sponsorship of the U.S. defined benefit pension plan of HSBC Finance Corporation and the U.S. defined benefit pension plan of HSBC Bank USA was transferred to HNAH. Effective January 1, 2005, the two separate plans were merged into a single defined benefit pension plan which facilitates the development of a unified employee benefit policy and unified employee benefit plan administration for HSBC affiliates operating in the U.S. As a result, the pension liability relating to our U.S. defined benefit plan was transferred, net of tax, to HNAH as a capital transaction in the first quarter of 2005.

Components of net periodic benefit cost related to our defined benefit pension plans and our postretirement benefits other than pensions were as follows:



                                                                                      OTHER
                                                                                  POSTRETIREMENT
                                                              PENSION BENEFITS       BENEFITS
                                                              ----------------    --------------
THREE MONTHS ENDED MARCH 31,                                   2005      2004     2005     2004
------------------------------------------------------------------------------------------------
                                                                        (IN MILLIONS)

Service cost - benefits earned during the period............   $ 13      $ 14     $  1     $   1
Interest cost...............................................     15        13        4         3
Expected return on assets...................................    (22)      (23)       -         -
Recognized (gains) losses...................................      1        (1)       -         -
                                                               ----      ----     -----    -----
Net periodic benefit cost...................................   $  7      $  3     $  5     $   4
                                                               ====      ====     =====    =====


10.  NEW ACCOUNTING PRONOUNCEMENTS
--------------------------------------------------------------------------------

In March 2004, the Financial Accounting Standards Board ("FASB") reached a consensus on Emerging Issues Task Force 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 provides guidance for determining when an investment is impaired and whether the impairment is other than temporary. EITF 03-1 also incorporates into its consensus the required disclosures about unrealized losses on investments announced by the EITF in late 2003 and adds new disclosure requirements relating to cost-method investments. The new disclosure requirements are effective for annual reporting periods ending after June 15, 2004 and the new impairment accounting guidance was to become effective for reporting periods beginning after June 15, 2004. In September 2004, the FASB delayed the effective date of EITF 03-1 for measurement and recognition of impairment losses until implementation guidance is issued. We do not expect the adoption of the impairment guidance contained in EITF 03-1 to have a material impact on our financial position or results of operations.

In December 2004, the FASB issued FASB Statement No. 123(Revised), "Share-Based Payment," ("SFAS No. 123R"). SFAS No. 123R requires public entities to measure the cost of stock-based compensation based on the grant date fair value of the award as well as other additional disclosure requirements. On March 28, 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 which amended the compliance date to allow public companies to comply with the provisions of SFAS No. 123R at the beginning of their next fiscal year that begins after June 15, 2005, instead of the next reporting period as originally required by SFAS No. No. 123R. Because we currently apply the fair value method of accounting for all equity based awards, the adoption of SFAS 123R will not have a significant effect on the results of our operations or other cash flows.

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the consolidated financial statements, notes and tables included elsewhere in this report and with our Annual Report on Form 10-K for the year ended December 31, 2004 (the "2004 Form 10-K"). MD&A may contain certain statements that may be forward-looking in nature within the meaning of the Private Securities Litigation Reform Act of 1995. Our results may differ materially from those noted in the forward-looking statements. Words such as "believe", "expects", "estimates", "targeted", "anticipates", "goal" and similar expressions are intended to identify forward-looking statements but should not be considered as the only means through which these statements may be made. Statements that are not historical facts, including statements about management's beliefs and expectations, are forward-looking statements which involve inherent risks and uncertainties and are based on current views and assumptions. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements. For a list of important factors that may affect our actual results, see Cautionary Statement on Forward Looking Statements in
Part I, Item 1 of our 2004 Form 10-K.

EXECUTIVE OVERVIEW
--------------------------------------------------------------------------------

HSBC Finance Corporation is an indirect wholly owned subsidiary of HSBC Holdings plc ("HSBC"). HSBC Finance Corporation may also be referred to in MD&A as "we", "us", or "our". In addition to owned basis reporting, we also monitor our operations and evaluate trends on a managed basis (a non-GAAP financial measure), which assumes that securitized receivables have not been sold and are still on our balance sheet. See "Basis of Reporting" for further discussion of the reasons we use this non-GAAP financial measure.

In measuring our results, management's primary focus is on managed receivables growth and net income. Net income was $626 million for the quarter ended March 31, 2005, an increase of 33 percent, compared to net income of $470 million in the prior year quarter. The increase in net income was primarily due to higher other revenues, lower provision for credit losses, higher net interest income and higher taxpayer financial services ("TFS") revenue, partially offset by higher operating expenses. The increase in other revenues was due to higher derivative income resulting from increases in interest rates associated with the forward yield curve during the current quarter which significantly increased the value of our pay fixed/receive variable interest rate swaps. In addition, higher other income also contributed to increases in other revenues primarily due to the gains on daily sales of domestic private label receivable originations and fees earned for servicing the sold domestic private label receivables resulting from the sale of this portfolio to HSBC Bank USA in December 2004. These increases were partially offset by lower securitization revenue due to reduced securitization activity. The decrease in provision for credit losses reflects improved credit quality and a shift in mix to higher levels of secured receivables as a result of the sale of our domestic private label receivable portfolio to HSBC Bank USA in December 2004, which was partially offset by growth. The increase in net interest income during the quarter was due to higher average receivables, partially offset by lower yields on our receivables, particularly real estate secured and auto finance receivables. A higher mix of real estate secured receivables due to significantly lower levels of private label receivables as discussed above also led to lower yields. Net interest income was also impacted by higher funding costs during the three month period resulting from a larger balance sheet and a rising interest rate environment. TFS revenue increased during the current quarter due to increased loan volume during the 2005 tax season and a gain on the sale of certain bad debt recovery rights to a third party. Operating expenses increased due to receivables growth and increases in legal and marketing expenses. Amortization of purchase accounting fair value adjustments decreased net income by $9 million for the

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

quarter ended March 31, 2005 compared to an increase in net income of $11 million for the quarter ended March 31, 2004.

ROA increased to 1.90 percent at March 31, 2005 from 1.57 percent at March 31, 2004 while ROMA (a non-GAAP financial measure which assumes that securitized receivables have not been sold and are still on our balance sheet) increased to
1.73 percent at March 31, 2005 compared to 1.30 percent at March 31, 2004, ROA. The increases in ROA and ROMA were attributable to higher net income during the first quarter of 2005. The increase in ROA was partially offset by higher average owned basis assets as a result of receivable growth and lower securitization levels compared to the year ago period. See "Basis of Reporting" for additional discussion on the use of non-GAAP financial matters and "Reconciliations to GAAP Financial Measures" for quantitative reconciliations to the equivalent GAAP basis financial measures.

The financial information set forth below summarizes selected financial highlights of HSBC Finance Corporation as of March 31, 2005 and 2004 and for the three month periods ended March 31, 2005 and 2004.


THREE MONTHS ENDED MARCH 31,                                   2005      2004
------------------------------------------------------------------------------
                                                              (DOLLARS ARE IN
                                                                 MILLIONS)

NET INCOME:.................................................  $  626    $  470
OWNED BASIS RATIOS:
  Return on average owned assets ("ROA")....................    1.90%     1.57%
  Return on average common shareholder's equity ("ROE").....   15.04     10.86
  Net interest margin.......................................    6.68      7.30
  Consumer net charge-off ratio, annualized.................    3.15      4.17
  Efficiency ratio(1).......................................   43.99     44.27
MANAGED BASIS RATIOS:(2)
  Return on average managed assets ("ROMA").................    1.73%     1.30%
  Net interest margin.......................................    7.06      8.24
  Risk adjusted revenue.....................................    8.17      7.06
  Consumer net charge-off ratio, annualized.................    3.65      4.88
  Efficiency ratio(1).......................................   43.59     40.75




AS OF MARCH 31,                                                  2005          2004
---------------------------------------------------------------------------------------
                                                              (DOLLARS ARE IN MILLIONS)

RECEIVABLES:
  Owned basis...............................................   $112,161      $ 93,650
  Managed basis(2)..........................................    123,647       118,007
TWO-MONTH-AND-OVER CONTRACTUAL DELINQUENCY RATIOS:
  Owned basis...............................................       3.78%         5.01%
  Managed basis(2)..........................................       3.93          5.06


---------------

(1) Ratio of total costs and expenses less policyholders' benefits to net interest income and other revenues less policyholders' benefits.

(2) Managed basis reporting is a non-GAAP financial measure. See "Basis of Reporting" for additional discussion on the use of this non-GAAP financial measure and "Reconciliations to GAAP Financial Measures" for quantitative reconciliations to the equivalent GAAP basis financial measure.

Owned receivables were $112.2 billion at March 31, 2005, $106.9 billion at December 31, 2004, and $93.7 billion at March 31, 2004. With the exception of private label, we experienced growth in all our receivable products compared to December 31, 2004 and March 31, 2004, with real estate secured

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

receivables being the primary contributor to the growth. Real estate secured receivables do not include purchases of correspondent receivables directly by HSBC Bank USA of $.6 billion in the first quarter of 2005 and $3.0 billion since March 31, 2004, a portion of which we otherwise would have purchased. Lower securitization levels also contributed to the increase in owned receivables over both periods.

Our owned basis two-months-and-over-contractual delinquency ratio decreased compared to both the prior quarter and the prior year quarter. The decrease is consistent with improvements in the delinquency trends we experienced throughout 2004 as a result of improvements in the economy and better underwriting and improved credit quality of originations. The delinquency decrease from the prior quarter is also attributable to seasonal improvements in collections as customers use their tax refunds to reduce their outstanding balances. Dollars of delinquency also decreased compared to the prior quarter. The sale of our domestic private label portfolio in December 2004 also contributed to the decrease compared with the prior year quarter.

Net charge-offs as a percentage of average consumer receivables for the quarter decreased from the prior year quarter as the lower delinquency levels we have been experiencing continue to have an impact on charge-offs. Also contributing to the decrease in net charge-offs compared to the prior year quarter were improved collections and the sale of our domestic private label receivable portfolio in December 2004.

Our owned basis efficiency ratio improved compared to the prior year quarter due to higher other revenues, partially offset by higher operating expenses, lower overall yields on our receivables and the impact of the bulk sale of our domestic private label portfolio in December 2004. On a managed basis, our efficiency ratio deteriorated compared to the prior year quarter primarily as a result of the impact of the bulk sale of our domestic private label portfolio in December 2004. Excluding the results of our domestic private label portfolio from both periods, our managed basis efficiency ratio would have been relatively flat compared to the prior year quarter.

During 2005, we continued to be less reliant on third party long-term debt and securitization funding as we supplemented unsecured debt issuance during the three months ended March 31, 2005 with proceeds from the sale of our domestic private label receivable portfolio to HSBC Bank USA in December 2004, debt issued to affiliates and higher levels of commercial paper compared to December 31, 2004. Because we are now a subsidiary of HSBC, our credit ratings have improved and our credit spreads relative to Treasuries have tightened compared to those we experienced during the months leading up to the announcement of our acquisition by HSBC. Primarily as a result of tightened credit spreads, reduced liquidity requirements and lower costs due to shortening the maturity of our liabilities, principally through increased issuance of commercial paper, we recognized cash funding expense savings in excess of approximately $120 million during the three months ended March 31, 2005 and approximately $70 million during the three months ended March 31, 2004 compared to the funding costs we would have incurred using average spreads and funding mix from the first half of 2002. It is anticipated that these tightened credit spreads and other funding synergies including asset transfers will eventually enable HSBC to realize annual cash funding expense savings, including external fee savings, in excess of $1 billion per year as our existing term debt matures over the course of the next few years.

Securitization of consumer receivables has been a source of funding and liquidity for us. In order to align our accounting treatment with that of HSBC initially under U.K. GAAP and now under International Financial Reporting Standards ("IFRS"), we began to structure all new collateralized funding transactions as secured financings from the third quarter of 2004 onwards. However, because existing public MasterCard(1) and Visa(1) credit card transactions were structured as sales to revolving trusts that require replenishments of receivables to support previously issued securities, receivables will continue to be sold to these trusts until the revolving periods end, the last of which is expected to occur in early 2008 based on current projections. Private label trusts that publicly issued securities are now replenished by HSBC Bank

---------------

(1) MasterCard is a registered trademark of MasterCard International, Incorporated and Visa is a registered trademark of VISA USA, Inc.
                                        18

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

USA as a result of the daily sale of new domestic private label credit card originations to HSBC Bank USA. We will continue to replenish at reduced levels certain non-public personal non-credit card and MasterCard and Visa securities issued to conduits and record the resulting replenishment gains for a period of time in order to manage liquidity. Since our securitized receivables have varying lives, it will take several years for these receivables to pay-off and the related interest-only strip receivables to be reduced to zero. The termination of sale treatment on new collateralized funding activity reduced our reported net income under U.S. GAAP. In the three month period ended March 31, 2005, our net interest-only strip receivables, excluding the mark-to-market adjustment recorded in accumulated other comprehensive income decreased $89 million, compared to $112 million during the three month period ended March 31, 2004. There is no impact, however, on cash received from operations.

BASIS OF REPORTING
--------------------------------------------------------------------------------

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). Unless noted, the discussion of our financial condition and results of operations included in MD&A is presented on an owned basis of reporting.

MANAGED BASIS REPORTING We monitor our operations and evaluate trends on a managed basis (a non-GAAP financial measure), which assumes that securitized receivables have not been sold and remain on our balance sheet. We manage and evaluate our operations on a managed basis because the receivables that we securitize are subjected to underwriting standards comparable to our owned portfolio, are serviced by operating personnel without regard to ownership and result in a similar credit loss exposure for us. In addition, we fund our operations, review our operating results, and make decisions about allocating resources such as employees and capital on a managed basis.

When reporting on a managed basis, net interest income, provision for credit losses and fee income related to receivables securitized are reclassified from securitization revenue in our owned statement of income into the appropriate caption. Additionally, charge-off and delinquency associated with these receivables are included in our managed basis credit quality statistics.

Debt analysts, rating agencies and others also evaluate our operations on a managed basis for the reasons discussed above and have historically requested managed basis information from us. We believe that managed basis information enables investors and other interested parties to better understand the performance and quality of our entire managed loan portfolio and is important to understanding the quality of originations and the related credit risk inherent in our owned and securitized portfolios. As the level of our securitized receivables falls over time, managed basis and owned basis results will eventually converge, and we will only report owned basis results.

EQUITY RATIOS Tangible shareholder's equity to tangible managed assets ("TETMA"), tangible shareholder's equity plus owned loss reserves to tangible managed assets ("TETMA + Owned Reserves") and tangible common equity to tangible managed assets are non-GAAP financial measures that are used by HSBC Finance Corporation's management and certain rating agencies to evaluate capital adequacy. These ratios may differ from similarly named measures presented by other companies. The most directly comparable GAAP financial measure is common and preferred equity to owned assets.

We and certain rating agencies also monitor our equity ratios excluding the impact of purchase accounting adjustments. We do so because we believe that the purchase accounting adjustments represent non-cash transactions which do not affect our business operations, cash flows or ability to meet our debt obligations.

Preferred securities issued by certain non-consolidated trusts are considered equity in the TETMA and TETMA + Owned Reserves calculations because of their long-term subordinated nature and the ability to defer dividends. Our Adjustable Conversion-Rate Equity Security Units, adjusted for purchase accounting adjustments, are also considered equity in these calculations because they include investor obligations to purchase HSBC ordinary shares in or prior to 2006.

                                        19

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

INTERNATIONAL FINANCIAL REPORTING STANDARDS Prior to January 1, 2005, HSBC reported results on a U.K. GAAP basis. The European Union has determined that all European listed companies will be required to prepare their consolidated financial statements using IFRS by 2005. As a result, HSBC has announced that it will begin reporting its financial results under IFRS rather than U.K. GAAP beginning with its release of interim financial results for the six months ended June 30, 2005. Therefore, beginning in the second quarter of 2005, we will present a reconciliation of U.S. GAAP net income to IFRS net income for the six months ended June 30, 2005 and on a quarterly basis thereafter.

QUANTITATIVE RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES TO GAAP FINANCIAL MEASURES For a reconciliation of managed basis net interest income, fee income and provision for credit losses to the comparable owned basis amounts, see "Segment Results - Managed Basis" in this MD&A. For a reconciliation of our owned loan portfolio by product to our managed loan portfolio, see Note 3, "Receivables," to the accompanying consolidated financial statements. For additional quantitative reconciliations of non-GAAP financial measures presented herein to the equivalent GAAP basis financial measures, see "Reconciliations to GAAP Financial Measures."

RECEIVABLES REVIEW
--------------------------------------------------------------------------------

The following table summarizes owned receivables at March 31, 2005 and increases (decreases) over prior periods:


                                                                 INCREASES (DECREASES) FROM
                                                              ---------------------------------
                                                               DECEMBER 31,        MARCH 31,
                                                                   2004              2004
                                                  MARCH 31,   --------------    ---------------
                                                    2005        $        %         $        %
-----------------------------------------------------------------------------------------------
                                                            (DOLLARS ARE IN MILLIONS)

Real estate secured.............................  $ 68,486    $3,666     5.7%   $16,046    30.6%
Auto finance....................................     8,107       563     7.5      3,171    64.2
MasterCard/Visa.................................    15,554       919     6.3      4,766    44.2
Private label...................................     3,130      (281)   (8.2)    (8,629)  (73.4)
Personal non-credit card(1).....................    16,608       480     3.0      3,265    24.5
Commercial and other............................       276       (41)  (12.9)      (108)  (28.1)
                                                  --------    ------   -----    -------   -----
Total owned receivables.........................  $112,161    $5,306     5.0%   $18,511    19.8%
                                                  ========    ======   =====    =======   =====


---------------

(1) Personal non-credit card receivables are comprised of the following:



                                                              MARCH 31,   DECEMBER 31,   MARCH 31,
                                                                2005          2004         2004
--------------------------------------------------------------------------------------------------

                                                                         (IN MILLIONS)

Domestic personal non-credit card...........................   $ 8,434      $ 7,881       $ 5,907
Union Plus personal non-credit card.........................       426          474           640
Personal homeowner loans....................................     3,690        3,693         3,384
Foreign personal non-credit card............................     4,058        4,080         3,412
                                                               -------      -------       -------
Total personal non-credit card..............................   $16,608      $16,128       $13,343
                                                               =======      =======       =======


RECEIVABLE INCREASES (DECREASES) SINCE MARCH 31, 2004 Driven by growth in our correspondent and branch businesses, real estate secured receivables increased over the year-ago period. Real estate secured receivable levels do not include HSBC Bank USA's purchase of receivables directly from correspondents totaling $.6 billion in the first quarter of 2005 and $3.0 billion since March 31, 2004, a portion of which we otherwise would have purchased. Growth in real estate secured receivables was also supplemented by purchases from a single correspondent relationship which totaled $3.3 billion since March 31, 2004. Real estate secured receivable levels in our branch-based consumer lending business continue to increase, as

                                        20

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

sales volumes remain high and we continue to emphasize real estate secured loans, including a near-prime mortgage product we first introduced in 2003. Also contributing to the increase was $1.5 billion from a portfolio acquisition program since the prior year quarter. The increases in the real estate secured receivable levels have been partially offset by run-off of the higher yielding real estate secured receivables, including second lien loans largely due to refinancing activity. Auto finance receivables increased over the year-ago period due to newly originated loans acquired from our dealer network, strategic alliances established during 2003, increased growth in the consumer direct loan program, lower securitization levels and the introduction of auto finance receivables in Canada in the second quarter of 2004. MasterCard and Visa receivables reflect domestic organic growth especially in our HSBC branded prime and our subprime portfolios, strong growth in the U.K. over the year ago period, as well as lower securitization levels. The decrease in private label receivables reflects the sale of our domestic private label receivable portfolio to HSBC Bank USA in December 2004. Personal non-credit card receivables increased from the year-ago period as we began to increase the availability of this product domestically in the second half of 2004 as a result of the improving U.S. economy as well as continued improvements in our underwriting standards. Personal non-credit card receivables also increased due to lower securitization levels and higher levels of foreign personal non-credit card receivables. The rate of increase in owned receivables was impacted by the sale of $12.2 billion in domestic private label receivables to HSBC Bank USA in December 2004. Had this sale not taken place, owned receivables would have increased by $30.7 billion or 32.8 percent at March 31, 2005.

RECEIVABLE INCREASES (DECREASES) SINCE DECEMBER 31, 2004 Both our correspondent and branch businesses reported growth in their real estate secured portfolios as discussed above. Real estate secured receivable levels reflect purchases of $.7 billion from a single correspondent relationship during the first quarter of 2005 and do not include purchases of correspondent receivables directly by HSBC Bank USA of $.6 billion in the first quarter of 2005, a portion of which we otherwise would have purchased. Also contributing to the increase in real estate secured receivable levels was $.6 billion from a portfolio acquisition program. Growth in our auto finance, MasterCard and Visa and personal non-credit card portfolios reflect lower levels of securitizations; in the case of the MasterCard and Visa portfolios, this was partially offset by normal seasonal run-off. Growth in our MasterCard and Visa portfolios also reflects organic growth in our HSBC branded prime and our subprime portfolios. Auto finance receivables also increased due to increased growth in the consumer direct loan program. Our foreign private label portfolio decreased due to decreases in retail sales volume in the U.K.

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Unless noted otherwise, the following discusses amounts reported in our owned basis statement of income.

NET INTEREST INCOME The following table summarizes net interest income:


                                                                                 INCREASE
                                                                                 (DECREASE)
                                                                                -------------
THREE MONTHS ENDED MARCH 31,                                   2005     2004    AMOUNT    %
---------------------------------------------------------------------------------------------
                                                                 (DOLLARS ARE IN MILLIONS)

Finance and other interest income...........................  $2,950   $2,528    $422    16.7%
Interest expense............................................   1,062      708     354    50.0
                                                              ------   ------    ----    ----
Net interest income.........................................  $1,888   $1,820    $ 68     3.7%
                                                              ======   ======    ====    ====
Net interest margin, annualized.............................    6.68%    7.30%
                                                              ======   ======


The increase in net interest income during the quarter was due to higher average receivables. This was partially offset by lower yields on our receivables, particularly real estate secured and auto finance receivables, a higher mix of real estate secured receivables due to significantly lower levels of private label receivables as a result of the sale of our domestic private label portfolio in December 2004, and higher

                                        21

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

interest expense. The lower yields during the first quarter of 2005 reflect strong receivable and refinancing growth, which has occurred in an economic cycle with historically low market rates, high liquidation of older, higher yielding loans, product expansion into near-prime customer segments and competitive pricing pressures due to excess market capacity. All of these factors, including a higher mix of real estate secured receivables as discussed above, contributed to a decrease in the portfolio yield. The higher interest expense during the first quarter of 2005, which also contributed to lower net interest margin, was due to a larger balance sheet and a higher cost of funds due to a rising interest rate environment. Our purchase accounting fair value adjustments include both amortization of fair value adjustments to our external debt obligations and receivables. Amortization of purchase accounting fair value adjustments increased net interest income by $113 million in the first quarter of 2005 and $189 million in the year-ago period.

Net interest margin, annualized, decreased during the three months ended March 31, 2005 as compared to the year-ago period. As discussed above, lower yields on certain products, a shift in mix to higher levels of real estate secured receivables due to significantly lower levels of private label receivables and higher funding costs drove the decrease. The following table shows the impact of these items on net interest margin at March 31, 2005:



Net interest margin for the three months ended March 31,
  2004......................................................  7.30%
Impact to net interest margin resulting from:
  Bulk sale of domestic private label portfolio in December
     2004...................................................  (.27)
  Receivable pricing........................................   .24
  Receivable mix............................................  (.06)
  Cost of funds.............................................  (.77)
  Investment securities mix.................................   .14
  Other.....................................................   .10
                                                              ----
Net interest margin for the three months ended March 31,
  2005......................................................  6.68%
                                                              ====


Our net interest income on a managed basis includes finance income earned on our owned receivables as well as on our securitized receivables. This finance income is offset by interest expense on the debt recorded on our balance sheet as well as the contractual rate of return on the instruments issued to investors when the receivables were securitized. Managed basis net interest income was $2.2 billion in the three months ended March 31, 2005, a decrease of 14 percent from $2.6 billion in the three months ended March 31, 2004. Managed basis net interest margin, annualized, was 7.06 percent in the first quarter of 2005, compared to 8.24 percent in the year-ago period. As discussed above, the decrease was due to lower yields on our receivables, particularly in real estate secured and auto finance receivables, a higher mix of real estate secured receivables due to significantly lower levels of private label receivables and higher funding costs due to a larger balance sheet and a rising interest rate environment. The following table shows the impact of these items on our net interest margin on a managed basis at March 31, 2005:



Net interest margin for the three months ended March 31,
  2004......................................................  8.24%
Impact to net interest margin resulting from:
  Bulk sale of domestic private label portfolio in December
     2004...................................................  (.21)
  Receivable pricing........................................   .12
  Receivable mix............................................  (.38)
  Cost of funds.............................................  (.92)
  Investment securities mix.................................   .12
  Other.....................................................   .09
                                                              ----
Net interest margin for the three months ended March 31,
  2005......................................................  7.06%
                                                              ====


                                        22

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

Net interest margin on a managed basis is greater than on an owned basis because the managed basis portfolio includes relatively more unsecured loans, which have higher yields.

Managed basis risk adjusted revenue (a non-GAAP financial measure which represents net interest income, plus other revenues, excluding securitization revenue, less net charge-offs as a percentage of average interest earning assets) increased to 8.17 percent at March 31, 2005 from 7.06 percent at March 31, 2004. Managed basis risk adjusted revenue increased as the positive credit and delinquency trends due to the improving U.S. economy and ongoing improvements in underwriting, risk management, collections and marketing led to lower charge-offs which more than compensated for the decline in net interest margin discussed above. See "Basis of Reporting" for additional discussion on the use of non-GAAP financial measures.

PROVISION FOR CREDIT LOSSES The following table summarizes provision for credit losses:



                                                                              INCREASE
                                                                             (DECREASE)
                                                                            -------------
                                                              2005   2004   AMOUNT    %
-----------------------------------------------------------------------------------------
                                                               (DOLLARS ARE IN MILLIONS)
Three months ended March 31,................................  $841   $928    $(87)   (9.4)%


Our provision for credit losses decreased during the first quarter of 2005. The decrease in the provision for credit losses reflects improved credit quality and a shift in mix to higher levels of secured receivables as a result of the sale of our domestic private label receivable portfolio in December 2004, which was partially offset by growth and lower securitization levels. The provision as a percent of average owned receivables, annualized, was 3.08 percent in the first quarter of 2005, compared to 3.98 percent in the year-ago period. During the current quarter, credit loss reserves decreased as the provision for owned credit losses was $22 million less than net charge-offs. In the first quarter of 2004, provision for owned credit losses was $42 million less than net charge-offs. The provision for credit losses may vary from quarter to quarter depending on the product mix and credit quality of loans in our portfolio. See "Credit Quality" included in this MD&A for further discussion of factors affecting the provision for credit losses.

OTHER REVENUES The following table summarizes other revenues:


                                                                                   INCREASE
                                                                                  (DECREASE)
                                                                                --------------
THREE MONTHS ENDED MARCH 31,                                   2005     2004    AMOUNT     %
----------------------------------------------------------------------------------------------
                                                                 (DOLLARS ARE IN MILLIONS)

Securitization revenue......................................  $   85   $  348   $(263)   (75.6)%
Insurance revenue...........................................     221      211      10      4.7
Investment income...........................................      33       41      (8)   (19.5)
Derivative income...........................................     260       52     208     100+
Fee income..................................................     306      265      41     15.5
Taxpayer financial services revenue.........................     243      206      37     18.0
Other income................................................     314      100     214     100+
                                                              ------   ------   -----    -----
Total other revenues........................................  $1,462   $1,223   $ 239     19.5%
                                                              ======   ======   =====    =====


                                        23

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

Securitization revenue is the result of the securitization of our receivables and includes the following:


                                                                            INCREASE (DECREASE)
                                                                            -------------------
THREE MONTHS ENDED MARCH 31,                                  2005   2004    AMOUNT       %
-----------------------------------------------------------------------------------------------
                                                                  (DOLLARS ARE IN MILLIONS)

Net initial gains(1)........................................  $ -    $  3     $  (3)    (100.0)%
Net replenishment gains(1)..................................   53     120       (67)     (55.8)
Servicing revenue and excess spread.........................   32     225      (193)     (85.8)
                                                              ---    ----     -----     ------
Total.......................................................  $85    $348     $(263)     (75.6)%
                                                              ===    ====     =====     ======


---------------

(1) Net of our estimate of probable credit losses under the recourse provisions

The decreases in securitization revenue were due to decreases in the level and product mix of receivables securitized and higher run-off due to shorter expected lives. However, because existing public MasterCard and Visa credit card transactions were structured as sales to revolving trusts that require replenishments of receivables to support previously issued securities, receivables will continue to be sold to these trusts until the revolving periods end, the last of which is expected to occur in early 2008 based on current projections. Private label trusts that publicly issued securities are now replenished by HSBC Bank USA as a result of the daily sales of new domestic private label receivable originations to HSBC Bank USA. We will continue to replenish at reduced levels certain non-public personal non-credit card and MasterCard and Visa securities issued to conduits and record the resulting replenishment gains for a period of time in order to manage liquidity. Since our securitized receivables have varying lives, it will take several years for these receivables to pay-off and the related interest-only strip receivables to be reduced to zero. While the termination of sale treatment on new collateralized funding activity since the third quarter of 2004 and the reduction of sales under replenishment agreements reduced our reported net income under U.S. GAAP, there is no impact on cash received from operations.

Our interest-only strip receivables, net of the related loss reserve and excluding the mark-to-market adjustment recorded in accumulated other comprehensive income, decreased $89 million in the current quarter, compared to a decrease of $112 million in the year-ago period as securitized receivables decreased.

Insurance revenue increased in the first quarter of 2005 due to increased sales in our U.K. business while sales volume for debt cancellation products in our domestic operations was higher compared to the prior year quarter, partially offset by continued run off of insurance products discontinued in prior years.

Investment income, which includes income on securities available for sale in our insurance business and realized gains and losses from the sale of securities, decreased in the first quarter of 2005 as a result of decreases in income due to lower yields on lower average balances and lower gains from security sales.

Derivative income, which includes realized and unrealized gains and losses on derivatives which do not qualify as effective hedges under SFAS 133 as well as the ineffectiveness on derivatives associated with our qualifying hedges, is summarized in the tables below:



THREE MONTHS ENDED MARCH 31,                                  2005    2004
---------------------------------------------------------------------------
                                                              (IN MILLIONS)

Net realized gains..........................................  $ 15     $ 7
Net unrealized gains........................................   245      45
Ineffectiveness.............................................     -       -
                                                              ----     ---
Total.......................................................  $260     $52
                                                              ====     ===


Derivative income increased during the first quarter of 2005 due to increases in interest rates associated with the forward yield curve which significantly increased the value of our pay fixed/receive variable interest rate swaps which do not qualify for hedge accounting under SFAS 133. The income associated

                                        24

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

with our pay fixed/receive variable swaps which do not qualify for hedge accounting under SFAS 133 is significantly impacted by changes in interest rates. Accordingly, derivative income for the three months ended March 31, 2005 should not be considered indicative of the results for any future quarters or the year ended December 31, 2005. Furthermore, we are taking the necessary steps to regain hedge accounting treatment under SFAS 133 for as many of these swaps as possible in order to reduce the earnings volatility that would otherwise result from changes in interest rates. These derivatives remain economic hedges of the underlying debt instruments.

Fee income increased during the three months ended March 31, 2005 due to higher credit card fees, particularly relating to our subprime credit card portfolio, due to higher levels of MasterCard and Visa credit card receivables, partially offset by lower private label credit card fees. The lower private label credit card fees were the result of the sale of our domestic private label portfolio to HSBC Bank USA in December 2004. See "Segment Results - Managed Basis" for additional information on fee income on a managed basis.

Taxpayer financial services ("TFS") revenue increased during the three months ended March 31, 2005 due to increased loan volume during the 2005 tax season and a gain of $24 million on the sale in the first quarter of 2005 of certain bad debt recovery rights to a third party.

Other income increased in the first quarter of 2005 primarily due to the gains on daily sales of domestic private label receivable originations and fees earned for servicing the sold domestic private label receivables resulting from the sale of this portfolio to HSBC Bank USA in December 2004. Ancillary credit card revenue and miscellaneous gains on asset sales were also higher during the first quarter of 2005.

COSTS AND EXPENSES The following table summarizes total costs and expenses:


                                                                                  INCREASE
                                                                                 (DECREASE)
                                                                                -------------
THREE MONTHS ENDED MARCH 31,                                   2005     2004    AMOUNT    %
---------------------------------------------------------------------------------------------

                                                                 (DOLLARS ARE IN MILLIONS)

Salaries and employee benefits..............................  $  497   $  485    $ 12     2.5%
Sales incentives............................................      82       78       4     5.1
Occupancy and equipment expenses............................      87       83       4     4.8
Other marketing expenses....................................     180      132      48    36.4
Other servicing and administrative expenses.................     258      226      32    14.2
Support services from HSBC affiliates.......................     209      177      32    18.1
Amortization of intangibles.................................     107      116      (9)   (7.8)
Policyholders' benefits.....................................     122      113       9     8.0
                                                              ------   ------    ----    ----
Total costs and expenses....................................  $1,542   $1,410    $132     9.4%
                                                              ======   ======    ====    ====


Salaries and employee benefits increased as a result of additional staffing, primarily in our consumer lending, mortgage services and international businesses to support growth.

Sales incentives increased slightly during the first quarter of 2005 as a result of higher originations in our mortgage services business as well as higher volume in our consumer segment.

Occupancy and equipment expenses increased slightly, primarily due to higher occupancy and utilities expense as well as repairs and maintenance costs, partially offset by lower depreciation.

Other marketing expenses includes payments for advertising, direct mail programs and other marketing expenditures. The increase in the first quarter of 2005 was primarily due to increased credit card marketing expenses, largely due to changes in contractual marketing responsibilities in July 2004 associated with the General Motors ("GM") co-branded credit card in return for lower revenue share payments to GM. These changes have resulted in higher marketing expenses for the GM Card(R).

                                        25

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

Other servicing and administrative expenses increased in the first quarter of 2005 due to higher systems costs, higher consulting, legal and other professional fees as well as receivable growth, partially offset by a decrease in REO expenses.

Support services from HSBC affiliates, which includes technology and other services charged to us by HSBC Technology and Services (USA) Inc. ("HTSU"), increased primarily due to growth.

Amortization of intangibles decreased during the current quarter due to lower intangible amortization related to our TFS business, partially offset by higher intangible amortization related to our purchased credit card relationships and related programs.

Policyholders' benefits increased during the first quarter of 2005 due to a continuing increase in insurance sales volume in our U.K. business, partially offset by lower expenses in our domestic operations and lower amortization of fair value adjustments relating to our insurance business than in the prior year quarter.

The following table summarizes our owned basis efficiency ratio:



                                                              2005     2004
----------------------------------------------------------------------------

Three months ended March 31.................................  43.99%   44.27%


The efficiency ratio improved compared to the prior year quarter due to higher other revenues, including higher derivative income and other income, partially offset by higher operating expenses, lower overall yields on our receivables and the impact of the bulk sale of our domestic private label portfolio in December 2004.

                                        26

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

SEGMENT RESULTS - MANAGED BASIS
--------------------------------------------------------------------------------

We have three reportable segments: Consumer, Credit Card Services and International. Our Consumer segment consists of our consumer lending, mortgage services, retail services and auto finance businesses. Our Credit Card Services segment consists of our domestic MasterCard and Visa credit card business. Our International segment consists of our foreign operations in the United Kingdom, Canada, Ireland and the remainder of Europe.

There have been no changes in the basis of our segmentation or any changes in the measurement of segment profit as compared with the presentation in our 2004 Form 10-K.

We monitor our operations and evaluate trends on a managed basis (a non-GAAP financial measure), which assumes that securitized receivables have not been sold and are still on our balance sheet. We manage and evaluate our operations on a managed basis because the receivables that we securitize are subjected to underwriting standards comparable to our owned portfolio, are serviced by operating personnel without regard to ownership and result in a similar credit loss exposure for us. In addition, we fund our operations, review our operating results, and make decisions about allocating resources such as employees and capital on a managed basis. When reporting on a managed basis, net interest income, provision for credit losses and fee income related to receivables securitized are reclassified from securitization revenue in our owned statement of income into the appropriate caption.

CONSUMER SEGMENT The following table summarizes results for our Consumer segment:



                                                                                   INCREASE
                                                                                  (DECREASE)
                                                                                --------------
THREE MONTHS ENDED MARCH 31                                  2005      2004     AMOUNT     %
----------------------------------------------------------------------------------------------

                                                                (DOLLARS ARE IN MILLIONS)

Net income................................................  $   433   $   304   $  129    42.4%
Net interest income.......................................    1,693     1,865     (172)   (9.2)
Securitization revenue....................................     (235)     (256)      21     8.2
Fee and other income......................................      285       168      117    69.6
Intersegment revenues.....................................       26        22        4    18.2
Provision for credit losses...............................      383       665     (282)  (42.4)
Total costs and expenses..................................      668       627       41     6.5
Receivables...............................................   91,226    87,697    3,529     4.0
Assets....................................................   92,368    90,154    2,214     2.5
Net interest margin, annualized...........................     7.54%     8.38%      --      --
Return on average managed assets..........................     1.91      1.34       --      --


Our Consumer segment reported higher net income during the first quarter of 2005. The increase in net income was primarily due to lower provision for credit losses and higher fee and other income, partially offset by lower net interest income and higher operating expenses. The decrease in credit loss provision is due to improved credit quality and a shift in mix to higher levels of real estate secured receivables as a result of the sale of our domestic private label receivable portfolio to HSBC Bank USA in December 2004. The increase in fee and other income is due to gains on the daily sales of domestic private label receivable originations to HSBC Bank USA and receipt of servicing revenue for servicing this portfolio, partially offset by lower fee income related to the sold receivables. Higher operating expenses resulted from additional operating costs to support the increased receivable levels, including higher salaries and sales incentives.

Net interest income and net interest margin, annualized, decreased compared to the prior year quarter primarily due to faster growth in lower yielding real estate secured lending, which also reflects the impact of the domestic private label portfolio sale. Also contributing to the decrease were lower yields on real

                                        27

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

estate secured and auto finance receivables as a result of competitive pressure on pricing, as well as the run off of higher yielding real estate secured receivables, including second lien loans largely due to refinance activity. Our auto finance business experienced lower yields as we have targeted higher credit quality customers. Although higher credit quality receivables generate lower yields, such receivables are expected to result in lower operating costs, delinquency ratios and charge-off. Higher cost of funds due to a rising interest rate environment also contributed to the decrease.

During the three months ended March 31, 2005, we continued to experience improved credit quality. Our managed basis provision for credit losses, which includes both provision for owned basis receivables and over-the-life provision for receivables serviced with limited recourse, decreased in the first quarter of 2005 due to lower net charge-off levels as a result of improving credit quality and the impact of the sale of the domestic private label portfolio in December 2004, as well as lower securitization levels. We have experienced lower dollars of net charge-offs in our owned portfolio during the first three months of 2005 due to the sale of $12.2 billion of owned domestic private label receivables in December 2004 and as a result of improving credit quality. These factors have resulted in a decrease to our owned provision for credit losses compared to the prior year quarter. Over -- the-life provisions for credit losses for securitized receivables recorded in the quarter reflect the level and product mix of securitizations in that period. Subsequent charge-offs of securitized receivables result in a decrease in the over-the-life reserves without any corresponding increase to managed loss provision. The combination of these factors resulted in a decrease in managed loss reserves and managed loss provision during the quarter. Net charge-offs were greater than the provision for credit losses by $272 million for the three months ended March 31, 2005 and $319 million for the year-ago period.

Managed receivables increased 4 percent compared to $87.8 billion at December 31, 2004. Growth during the quarter was driven by higher real estate secured receivables in both our correspondent and branch-based consumer lending businesses. Real estate secured receivable levels do not include HSBC Bank USA's purchase of receivables directly from correspondents totaling $.6 billion, a portion of which we otherwise would have purchased. Growth in our correspondent business was supplemented by purchases from a single correspondent relationship which totaled $.7 billion in the quarter. Also contributing to the increase was $.6 billion from a portfolio acquisition program during the first quarter of 2005. We also experienced growth in auto finance receivables through the consumer direct loan program. Personal non-credit card receivables decreased during the current quarter due to seasonal run-off during the quarter.

Compared to March 31, 2004, managed receivables increased 4 percent. The rate of increase in managed receivables was impacted by the sale of $15.6 billion in domestic private label receivables to HSBC Bank USA in December 2004. Had this sale not taken place, managed receivables would have increased by $19.1 billion or 21.8% at March 31, 2005. We continued to experience strong growth in our real estate secured portfolio in the first quarter of 2005. Real estate secured receivable levels do not include $3.0 billion of correspondent receivables purchased directly by HSBC Bank USA since March 31, 2004, a portion of which we otherwise would have purchased. Growth in real estate secured receivables was also supplemented by purchases from a single correspondent relationship which totaled $3.3 billion since March 31, 2004. Also contributing to the increase was $1.5 billion from a portfolio acquisition program since the prior year quarter. Our auto finance portfolio also reported strong growth as a result of newly originated loans acquired from our dealer network and strategic alliances established during 2003 as well as increases through the consumer direct loan program. Personal non-credit card receivables increased from the year-ago period by $.9 billion as we began to increase the availability of this product domestically in the second half of 2004 as a result of the improving U.S. economy, as well as higher levels of foreign personal non-credit card receivables.

The increase in return on average managed assets reflects higher net income primarily due to lower provision for credit losses as a result of improving credit quality, partially offset by lower overall yields on our receivables. Additionally, ROMA at March 31, 2005 reflects higher average managed assets primarily due to receivable growth.

                                        28

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

In accordance with Federal Financial Institutions Examination Council ("FFIEC") guidance, in the second half of 2005, our domestic private label business will change the required minimum monthly payment amounts for domestic private label credit card accounts. As previously discussed, we sell new domestic private label receivable originations to HSBC Bank USA on a daily basis. Changes to the minimum monthly payment amounts will likely reduce the premium associated with these daily sales beginning in 2006. The magnitude of the impact is currently being assessed and will depend on the actual payment patterns of customers after the change and other factors that are difficult to predict or quantify.

CREDIT CARD SERVICES SEGMENT The following table summarizes results for our Credit Card Services segment.


                                                                             INCREASE (DECREASE)
                                                                             --------------------
THREE MONTHS ENDED MARCH 31                               2005      2004      AMOUNT        %
-------------------------------------------------------------------------------------------------
                                                                (DOLLARS ARE IN MILLIONS)

Net income.............................................  $   148   $   137    $    11        8.0%
Net interest income....................................      506       529        (23)      (4.3)
Securitization revenue.................................      (64)      (27)       (37)     (100+)
Fee and other income...................................      436       413         23        5.6
Intersegment revenues..................................        5         8         (3)     (37.5)
Provision for credit losses............................      321       422       (101)     (23.9)
Total costs and expenses...............................      324       277         47       17.0
Receivables............................................   19,114    18,680        434        2.3
Assets.................................................   18,970    20,645     (1,675)      (8.1)
Net interest margin, annualized........................    10.34%     9.99%         -          -
Return on average managed assets.......................     3.06      2.54          -          -


Our Credit Card Services segment reported higher net income during the quarter due to lower provision for credit losses and higher fee and other income. These were partially offset by lower net interest income, lower securitization revenue and higher operating expenses, particularly marketing expenses. The decrease in net interest income was due to higher interest expense as a result of a rising interest rate environment. Net interest margin increased compared to the year-ago period due to increases in the subprime receivable levels and lower average interest earning assets due to lower levels of low yielding investment securities, partially offset by higher interest expense. Although our subprime receivables tend to have smaller balances, they generate higher returns both in terms of net interest margin and fee income. Net interest margin for the current quarter was also positively impacted by the disposal of certain low yielding investment securities as a result of the elimination of investment levels dedicated to our credit card bank resulting from our acquisition by HSBC. Securitization revenue declined as a result of a decline in receivables securitized, including higher run-off due to shorter expected lives. Increases in fee and other income resulted from higher receivable levels. Our provision for credit losses was lower in the first quarter of 2005 as a result of improving credit quality. We decreased managed loss reserves by recording loss provision less than net charge-off of $23 million in the first quarter of 2005. In the first quarter of 2004, we increased managed loss reserves by recording loss provision greater than net charge-off of $47 million.

Managed receivables of $19.1 billion decreased 3 percent compared to $19.7 billion at December 31, 2004. The decrease during the quarter was due primarily to normal seasonal run-off. Compared to March 31, 2004, managed receivables increased 2 percent. Receivables growth was largely attributable to organic growth in our HSBC branded prime and our subprime portfolios, which was partially offset by the continued decline in certain older acquired portfolios.

The increase in ROMA reflects lower average managed assets as well as the higher net income discussed above. The decrease in average managed assets during the first quarter of 2005 is due to lower investment

                                        29

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

securities during the first quarter of 2005 as a result of the elimination of investment levels dedicated to our credit card bank resulting from our acquisition by HSBC.

In accordance with FFIEC guidance, in the second half of 2005, our credit card services business will change the required minimum monthly payment amounts and limit certain fee billings for credit card accounts. The magnitude of the impact is currently being assessed and will depend on the actual payment patterns of customers after the changes and other factors that are difficult to predict or quantify. It is anticipated that the changes will result in decreased fee income and fluctuations in the provision for credit losses beginning in 2006.

As previously disclosed, we sold our domestic private label portfolio to HSBC Bank USA in December 2004. We and HSBC Bank USA will consider potential transfers of some of our MasterCard and Visa receivables to HSBC Bank USA in the future based upon continuing evaluation of capital and liquidity at each entity.

INTERNATIONAL SEGMENT The following table summarizes results for our International segment:



                                                                              INCREASE (DECREASE)
                                                                              -------------------
THREE MONTHS ENDED MARCH 31,                               2005      2004      AMOUNT       %
-------------------------------------------------------------------------------------------------
                                                                 (DOLLARS ARE IN MILLIONS)

Net (loss) income.......................................  $    (9)  $    28    $  (37)     (100+)%
Net interest income.....................................      229       203        26       12.8
Securitization revenue..................................       10        (9)       19       100+
Fee and other income....................................      131       117        14       12.0
Intersegment revenues...................................        4         3         1       33.3
Provision for credit losses.............................      165        95        70       73.7
Total costs and expenses................................      216       172        44       25.6
Receivables.............................................   13,041    11,257     1,784       15.8
Assets..................................................   13,939    12,272     1,667       13.6
Net interest margin annualized..........................     7.02%     7.18%       --         --
Return on average managed assets........................     (.25)      .93        --         --

Our International segment reported a net loss in the first quarter of 2005. The decrease in net income reflects higher provision for credit losses and higher operating expenses, partially offset by higher net interest income and increased fee and other income. Applying constant currency rates, which uses the average rate of exchange for the 2004 quarter to translate current period net income, would not have resulted in a materially different net loss for the first quarter of 2005.

Net interest income increased during the quarter due to higher receivable levels, partially offset by higher cost of funds in the U.K. due to a rising interest rate environment. Net interest margin, annualized, decreased in the current quarter due to run-off of higher yielding receivables, competitive pricing pressures holding down yields on our personal loans in the U.K. and increased interest expense resulting from a larger balance sheet. This was partially offset by increased yields on credit cards as interest-free balances were not promoted as strongly as in the past. Securitization revenues increased during the current quarter due to higher levels of receivable replenishments to support previously issued securities in the U.K. as well as the recognition of residual balances associated with certain expired securitization transactions. Fee and other income increased primarily due to higher insurance revenues. Provision for credit losses increased primarily due to higher delinquency and charge-off levels in the U.K. due to increases in bankruptcy filings and deterioration of the financial circumstances of our customers in the U.K. We increased managed loss reserves by recording loss provision greater than net charge-offs of $55 million for the first quarter of 2005 compared with $13 million in the year-ago period. Total costs and expenses increased primarily due to higher expenses to support receivable growth, costs associated with branch closures in the U.K. and higher policyholder benefits because of increased insurance sales volumes.

                                        30

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

Managed receivables decreased 2 percent compared to $13.3 billion at December 31, 2004 due to decreases in retail sales volume due to the deterioration of the financial circumstances of our customers in the U.K. Compared to March 31, 2004, managed receivables increased 16 percent due to strong growth in our real estate secured, personal non-credit card and MasterCard/Visa portfolios as well as growth from the introduction of auto finance receivables in Canada in the third quarter of 2004. Applying constant currency rates, managed receivables at March 31, 2005 would have been $286 million higher using December 31, 2004 exchange rates and $485 million lower using March 31, 2004 exchange rates.

The decrease in ROMA reflects lower net income, primarily due to higher provision for credit losses due to higher delinquency and charge-off levels in the U.K. and lower overall yields on our receivables, as well as higher average managed assets primarily due to receivable growth since March 31, 2004.

Reconciliation of Managed Basis Segment Results Fair value adjustments related to purchase accounting and related amortization have been allocated to Corporate, which is included in the "All Other" caption within our segment disclosure. Reconciliations of our managed basis segment results to managed basis and owned basis consolidated totals are as follows:

                                                                                                    MANAGED
                                             CREDIT                                ADJUSTMENTS/      BASIS
                                              CARD                                 RECONCILING    CONSOLIDATED
                                 CONSUMER   SERVICES   INTERNATIONAL   ALL OTHER      ITEMS          TOTALS
--------------------------------------------------------------------------------------------------------------
                                                                 (IN MILLIONS)

THREE MONTHS ENDED MARCH 31,
 2005
Net interest income............  $ 1,693    $   506       $   229       $  (208)     $     -        $  2,220
Securitization revenue.........     (235)       (64)           10           (19)           -            (308)
Fee and other income...........      285        436           131           650          (34)(1)       1,468
Intersegment revenues..........       26          5             4            (1)         (34)(1)           -
Provision for credit losses....      383        321           165             -            2             871
Total costs and expenses.......      668        324           216           334            -           1,542
Net income.....................      433        148            (9)           77          (23)            626
Receivables....................   91,226     19,114        13,041           266            -         123,647
Assets.........................   92,368     18,970        13,939        26,804       (8,592)(2)     143,489
                                 -------    -------       -------       -------      -------        --------
THREE MONTHS ENDED MARCH 31,
 2004
Net interest income............  $ 1,865    $   529       $   203       $   (23)     $     -        $  2,574
Securitization revenue.........     (256)       (27)           (9)          (58)           -            (350)
Fee and other income...........      168        413           117           406          (32)(1)       1,072
Intersegment revenues..........       22          8             3            (1)         (32)(1)           -
Provision for credit losses....      665        422            95            (1)           -           1,181
Total costs and expenses.......      627        277           172           334            -           1,410
Net income.....................      304        137            28            22          (21)            470
Receivables....................   87,697     18,680        11,257           373            -         118,007
Assets.........................   90,154     20,645        12,272        25,801       (8,680)(2)     140,192
                                 -------    -------       -------       -------      -------        --------


                                                  OWNED BASIS
                                 SECURITIZATION   CONSOLIDATED
                                  ADJUSTMENTS        TOTALS
-------------------------------  -----------------------------

                                         (IN MILLIONS)

THREE MONTHS ENDED MARCH 31,
 2005
Net interest income............     $   (332)(3)    $  1,888
Securitization revenue.........          393(3)           85
Fee and other income...........          (91)(3)       1,377
Intersegment revenues..........            -               -
Provision for credit losses....          (30)(3)         841
Total costs and expenses.......            -           1,542
Net income.....................            -             626
Receivables....................      (11,486)(4)     112,161
Assets.........................      (11,486)(4)     132,003
                                    --------        --------
THREE MONTHS ENDED MARCH 31,
 2004
Net interest income............     $   (754)(3)    $  1,820
Securitization revenue.........          698(3)          348
Fee and other income...........         (197)(3)         875
Intersegment revenues..........            -               -
Provision for credit losses....         (253)(3)         928
Total costs and expenses.......            -           1,410
Net income.....................            -             470
Receivables....................      (24,357)(4)      93,650
Assets.........................      (24,357)(4)     115,835
                                    --------        --------


---------------

(1) Eliminates intersegment revenues.

(2) Eliminates investments in subsidiaries and intercompany borrowings.

(3) Reclassifies net interest income, fee income and provision for credit losses relating to securitized receivables to other revenues.

(4) Represents receivables serviced with limited recourse.

CREDIT QUALITY
--------------------------------------------------------------------------------

CREDIT LOSS RESERVES

We maintain credit loss reserves to cover probable losses of principal, interest and fees, including late, overlimit and annual fees. Credit loss reserves are based on a range of estimates and are intended to be adequate but not excessive. We estimate probable losses for owned consumer receivables using a roll rate
                                        31

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

migration analysis that estimates the likelihood that a loan will progress through the various stages of delinquency, or buckets, and ultimately charge-off. This analysis considers delinquency status, loss experience and severity and takes into account whether loans are in bankruptcy, have been restructured or rewritten, or are subject to forbearance, an external debt management plan, hardship, modification, extension or deferment. Our credit loss reserves also take into consideration the loss severity expected based on the underlying collateral, if any, for the loan in the event of default. Delinquency status may be affected by customer account management policies and practices, such as the restructure of accounts, forbearance agreements, extended payment plans, modification arrangements, external debt management programs, loan rewrites and deferments. If customer account management policies, or changes thereto, shift loans from a "higher" delinquency bucket to a "lower" delinquency bucket, this will be reflected in our roll rate statistics. To the extent that restructured accounts have a greater propensity to roll to higher delinquency buckets, this will be captured in the roll rates. Since the loss reserve is computed based on the composite of all of these calculations, this increase in roll rate will be applied to receivables in all respective delinquency buckets, which will increase the overall reserve level. In addition, loss reserves on consumer receivables are maintained to reflect our judgment of portfolio risk factors that may not be fully reflected in the statistical roll rate calculation. Risk factors considered in establishing loss reserves on consumer receivables include recent growth, product mix, bankruptcy trends, geographic concentrations, economic conditions, portfolio seasoning, account management policies and practices and current levels of charge-offs and delinquencies.

While our credit loss reserves are available to absorb losses in the entire portfolio, we specifically consider the credit quality and other risk factors for each of our products. We recognize the different inherent loss characteristics in each of our products as well as customer account management policies and practices and risk management/collection practices. Charge-off policies are also considered when establishing loss reserve requirements to ensure the appropriate reserves exist for products with longer charge-off periods. We also consider key ratios such as reserves to nonperforming loans and reserves as a percent of net charge-offs in developing our loss reserve estimates. Loss reserve estimates are reviewed periodically and adjustments are reported in earnings when they become known. As these estimates are influenced by factors outside of our control, such as consumer payment patterns and economic conditions, there is uncertainty inherent in these estimates, making it reasonably possible that they could change. See Note 3, "Receivables," in the accompanying consolidated financial statements for receivables by product type and Note 4, "Credit Loss Reserves," for an analysis of changes in the credit loss reserves.

The following table summarizes owned basis credit loss reserves:



                                                              MARCH 31,   DECEMBER 31,   MARCH 31,
                                                                2005          2004         2004
--------------------------------------------------------------------------------------------------
                                                                   (DOLLARS ARE IN MILLIONS)

Owned credit loss reserves..................................   $3,581        $3,625       $3,753
Reserves as a percent of:
  Receivables...............................................     3.19%         3.39%        4.01%
  Net charge-offs(1)........................................    103.7          80.4(2)      96.7
  Nonperforming loans.......................................    103.6         103.0         96.7


---------------

(1) Quarter-to-date, annualized.

(2) In December 2004, we adopted FFIEC charge-off policies for our domestic private label and MasterCard/Visa portfolios and subsequently sold the domestic private label receivable portfolio to HSBC Bank USA. These events had a significant impact on this ratio. Reserves as a percentage of net charge-offs excluding domestic private label net charge-offs and charge-off relating to the adoption of FFIEC was 109.1% at December 31, 2004, quarter-to-date, annualized.

Owned credit loss reserves at March 31, 2005 decreased as compared to December 31, 2004 as the provision for owned credit losses was $22 million lower than net charge-offs reflecting improved credit quality. Owned credit loss reserves at March 31, 2005 decreased as compared to March 31, 2004 reflecting improved credit quality and a shift in mix to higher levels of secured receivables as a result of the sale of

                                        32

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

the domestic private label portfolio to HSBC Bank USA in December 2004 which was partially offset by growth. Compared to the year ago period, the decrease also reflects the release of $505 million of owned credit loss reserves associated with the sold domestic private label portfolio. During the three months ended March 31, 2004, provision for owned credit losses was $42 million less than net charge-offs. Reserve levels at March 31, 2005 reflect the factors discussed above. The trends in the reserve ratios reflect the fact that we are experiencing a shift in our loan portfolio to higher credit quality and lower yielding receivables, particularly real estate secured and auto finance receivables.

For securitized receivables, we also record a provision for estimated probable losses that we expect to incur under the recourse provisions. The following table summarizes managed credit loss reserves:


                                                              MARCH 31,   DECEMBER 31,   MARCH 31,
                                                                2005          2004         2004
--------------------------------------------------------------------------------------------------

                                                                   (DOLLARS ARE IN MILLIONS)

Managed credit loss reserves................................   $4,242        $4,515       $5,912
Reserves as a percent of:
  Receivables...............................................     3.43%         3.73%        5.01%
  Net charge-offs(1)........................................     94.9          75.2(2)     102.5
  Nonperforming loans.......................................    106.9         108.4        119.8


---------------

(1) Quarter-to-date, annualized.

(2) In December 2004, we adopted FFIEC charge-off policies for our domestic private label and MasterCard/Visa portfolios and subsequently sold the domestic private label receivable portfolio to HSBC Bank USA. These events had a significant impact on this ratio. Reserves as a percentage of net charge-offs excluding domestic private label net charge-offs and charge-off relating to the adoption of FFIEC was 100.7% at December 31, 2004, quarter-to-date, annualized.

Managed credit loss reserves at March 31, 2005 decreased as compared to December 31, 2004 as a result of improvements in credit quality and lower levels of securitized receivables. Managed credit loss reserves at March 31, 2005 decreased as compared to March 31, 2004 as a result of improvements in credit quality, changes in securitization levels and the sale of our domestic private label receivable portfolio in December 2004 as discussed above.

See "Basis of Reporting" for additional discussion on the use of non-GAAP financial measures and "Reconciliations to GAAP Financial Measures" for quantitative reconciliations of the non-GAAP financial measures to the comparable GAAP basis financial measure.

DELINQUENCY - OWNED BASIS

The following table summarizes two-months-and-over contractual delinquency (as a percent of consumer receivables):


                                                              MARCH 31,   DECEMBER 31,   MARCH 31,
                                                                2005          2004         2004
--------------------------------------------------------------------------------------------------

Real estate secured.........................................    2.62%         2.96%        3.87%
Auto finance................................................    1.65          2.07         1.68
MasterCard/Visa.............................................    4.60          4.88         5.90
Private label...............................................    4.71          4.13         5.38
Personal non-credit card....................................    8.63          8.69         9.64
                                                                ----          ----         ----
Total.......................................................    3.78%         4.07%        5.01%
                                                                ====          ====         ====


Total owned delinquency decreased $104 million, or 29 basis points, compared to the prior quarter. The decrease is consistent with improvements in the delinquency roll rate trends we experienced throughout 2004 as a result of improvements in the economy, better underwriting and improved quality of originations. In addition, we experience seasonal improvements in our collection activities in the first quarter as

                                        33

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

customers use their tax refunds to reduce their outstanding balances. The overall decrease in delinquency of our real estate secured and auto finance portfolios reflects receivable growth, seasonality, improved collection efforts, the recent trend of better quality in new originations and improved economic conditions. The decrease in MasterCard/Visa delinquencies reflects changes in receivable mix resulting from lower securitization levels and for our domestic receivables improved credit quality, seasonality and enhanced resources in collections, partially offset by increases in delinquencies in our foreign MasterCard/Visa receivables due to increases in bankruptcy filings and the deterioration of the financial circumstances of our customers in the U.K. The increase in delinquency in our private label receivables (which includes our foreign private label portfolio that was not sold to HSBC Bank USA in December
2004) also reflects increases in bankruptcy filings and the deterioration of the financial circumstances of our customers in the U.K. The decrease in personal non-credit card delinquencies reflects the positive impact of receivable growth as well as improved collection efforts and economic conditions in the U.S.

Compared to a year ago, total delinquency decreased 123 basis points as all products reported lower delinquency levels. The improvements are generally the result of improvements in the U.S. economy and better underwriting. Delinquency levels at March 31, 2004 include the domestic private label portfolio which contributed approximately 10 basis points to total delinquency.

NET CHARGE-OFFS OF CONSUMER RECEIVABLES - OWNED BASIS

The following table summarizes net charge-offs of consumer receivables (as a percent, annualized, of average consumer receivables):



                                                              MARCH 31,   DECEMBER 31,   MARCH 31,
                                                                2005          2004         2004
--------------------------------------------------------------------------------------------------

Real estate secured.........................................     .87%         1.04%         1.15%
Auto finance................................................    3.80          2.73          4.65
MasterCard/Visa.............................................    7.17          8.44(1)       8.66
Private label...............................................    4.18          9.16(1)       5.29
Personal non-credit card....................................    8.18          8.06         11.17
                                                                ----          ----         -----
Total.......................................................    3.15%         4.04%(1)      4.17%
                                                                ====          ====         =====
Real estate secured net charge-offs and REO expense as a
  percent of average real estate secured receivables........    1.01%         1.17%         1.63%


---------------

(1) The adoption of FFIEC charge-off policies for our domestic private label and MasterCard/Visa portfolios in December 2004 increased private label net charge-offs by $155 million (432 basis points), MasterCard/Visa net charge-offs by $3 million (9 basis points) and total consumer net charge-offs by $158 million (57 basis points) for the quarter ended December 31, 2004.

Net charge-offs as a percent, annualized, of average consumer receivables decreased compared to the quarter ended December 31, 2004 as the lower delinquency levels we have been experiencing due to an improving economy continue to have an impact on charge-offs. In December 2004, we adopted FFIEC charge-off policies for our domestic private label and MasterCard/Visa portfolios and subsequently sold the domestic private label receivable portfolio. These events had a significant impact on the charge-off percentage for the quarter ended December 31, 2004. Excluding domestic private label net charge-offs and additional charge-off relating to the adoption of FFIEC from December 31, 2004, the net charge-off percentage decreased 15 basis points. Our real estate secured portfolio experienced a decrease in net charge-offs during the first quarter reflecting improved collection efforts, the recent trend of better quality in new originations and improved economic conditions. The increase in auto finance net charge-offs reflects a normal seasonal pattern related to higher delinquencies in the fourth quarter. The decrease in MasterCard/Visa charge-offs reflects changes in receivable mix resulting from lower securitization levels and improved credit quality of originations. The increase in net charge-offs in the personal non-credit card portfolio is due to seasonal summer delinquency in 2004 rolling to charge-off in the current quarter.

                                        34

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

Total net charge-offs for the current quarter decreased from the March 2004 net charge-off levels generally as a result of receivable growth, improved collections and better underwriting, including both improved modeling and improved credit quality of originations, as well as improved economic conditions. The decrease in auto finance net charge-offs also reflects improved used auto prices which resulted in lower loss severities. The March 2004 net charge-off ratio includes the domestic private label portfolio which contributed 19 basis points to the ratio.

OWNED NONPERFORMING ASSETS



                                                              MARCH 31,   DECEMBER 31,   MARCH 31,
                                                                2005          2004         2004
--------------------------------------------------------------------------------------------------
                                                                   (DOLLARS ARE IN MILLIONS)

Nonaccrual receivables......................................   $2,956        $3,012       $3,003
Accruing consumer receivables 90 or more days delinquent....      499           507          876
Renegotiated commercial loans...............................        1             2            2
                                                               ------        ------       ------
Total nonperforming receivables.............................    3,456         3,521        3,881
Real estate owned...........................................      509           587          656
                                                               ------        ------       ------
Total nonperforming assets..................................   $3,965        $4,108       $4,537
                                                               ======        ======       ======
Credit loss reserves as a percent of nonperforming
  receivables...............................................    103.6%        103.0%        96.7%


Compared to December 31, 2004, the decrease in total nonperforming assets is due to improved credit quality, continued improvement in the economy, seasonality and collection efforts, partially offset by growth. In addition, the decrease in total nonperforming assets compared to March 31, 2004 also reflects the bulk sale of our domestic private label receivable portfolio in December 2004. Accruing consumer receivables 90 or more days delinquent includes domestic MasterCard and Visa and for March 31, 2004 our domestic private label credit card receivables, consistent with industry practice.

ACCOUNT MANAGEMENT POLICIES AND PRACTICES

Our policies and practices for the collection of consumer receivables, including our customer account management policies and practices, permit us to reset the contractual delinquency status of an account to current, based on indicia or criteria which, in our judgment, evidence continued payment probability. Such policies and practices vary by product and are designed to manage customer relationships, maximize collection opportunities and avoid foreclosure or repossession if reasonably possible. If the account subsequently experiences payment defaults, it will again become contractually delinquent.

The tables below summarize approximate restructuring statistics in our managed basis domestic portfolio. We report our restructuring statistics on a managed basis only because the receivables that we securitize are subject to underwriting standards comparable to our owned portfolio, are generally serviced and collected without regard to ownership and result in a similar credit loss exposure for us. As previously reported, in prior periods we used certain assumptions and estimates to compile our restructure statistics. We also stated that we continue to enhance our ability to capture and segment restructure data across all business units. In the tables that follow, the restructure statistics presented for March 31, 2005 and December 31, 2004 have been compiled using enhanced systemic counters and refined assumptions and estimates. As a result of the systems enhancements, for June 30, 2004 and subsequent periods we exclude from our reported statistics loans that had been reported as contractually delinquent that have been reset to a current status because we have determined that the loans should not have been considered delinquent (e.g., payment application processing errors). Statistics reported for March 31, 2004 include such loans. When comparing restructuring statistics from different periods, the fact that our restructure policies and practices will change over time, that exceptions are made to those policies and practices, and that our data capture methodologies have been enhanced, should be taken into account.

                                        35

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

TOTAL RESTRUCTURED BY RESTRUCTURE PERIOD - DOMESTIC PORTFOLIO(1)
(MANAGED BASIS)


                                                              MARCH 31,   DECEMBER 31,   MARCH 31,
                                                               2005(3)      2004(3)       2004(4)
--------------------------------------------------------------------------------------------------
                                                                   (DOLLARS ARE IN MILLIONS)

Never restructured..........................................      87.2%        86.7%         84.7%
Restructured:
  Restructured in the last 6 months.........................       4.8          5.1           6.2
  Restructured in the last 7-12 months......................       3.2          3.2           3.9
  Previously restructured beyond 12 months..................       4.8          5.0           5.2
                                                               -------      -------       -------
  Total ever restructured(2)................................      12.8         13.3          15.3
                                                               -------      -------       -------
Total.......................................................     100.0%       100.0%        100.0%
                                                               =======      =======       =======
TOTAL RESTRUCTURED BY PRODUCT - DOMESTIC PORTFOLIO(1)
(MANAGED BASIS)
Real estate secured.........................................   $ 8,470      $ 8,572       $ 9,506
Auto finance................................................     1,560        1,545         1,255
MasterCard/Visa.............................................       567          619           505
Private label(5)............................................        23           21           990
Personal non-credit card....................................     3,466        3,541         3,913
                                                               -------      -------       -------
Total.......................................................   $14,086      $14,298       $16,169
                                                               =======      =======       =======
(AS A PERCENT OF MANAGED RECEIVABLES)
Real estate secured.........................................      12.9%        13.8%         18.9%
Auto finance................................................      15.3         15.2          13.9
MasterCard/Visa.............................................       3.0          3.2           2.8
Private label(5)............................................       7.0          6.1           7.0
Personal non-credit card....................................      22.3         22.4          26.3
                                                               -------      -------       -------
Total(2)....................................................      12.8%        13.3%         15.3%
                                                               =======      =======       =======


---------------

(1) Excludes foreign businesses, commercial and other.

(2) Total including foreign businesses was 11.9 percent at March 31, 2005, 12.3 percent at December 31, 2004, and 14.4 percent at March 31, 2004.

(3) As discussed above, statistics have been compiled using enhanced systemic counters and refined assumptions and estimates.

(4) Amounts also include accounts as to which the delinquency status has been reset to current for reasons other than restructuring (e.g., payment application processing errors) and compiled without the use of enhanced systemic counters and refined assumptions and estimates.

(5) Reflects consumer lending retail sales contracts which have historically been classified as private label.

See "Credit Quality Statistics" for further information regarding owned basis and managed basis delinquency, charge-offs and nonperforming loans.

The amount of domestic and foreign managed receivables in forbearance, modification, credit card services approved consumer credit counseling accommodations, rewrites or other customer account management techniques for which we have reset delinquency and that is not included in the restructured or delinquency statistics was approximately $.4 billion or .4 percent of managed receivables at March 31, 2005 and December 31, 2004, and $1.0 billion or .8 percent of managed receivables at March 31, 2004. For periods prior to June 30, 2004, all credit card approved consumer credit counseling accommodations are included

                                        36

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

in the reported statistics in this paragraph. As a result of our systems enhancements, we are now able to segregate which domestic credit card approved consumer credit counseling accommodations included resetting the contractual delinquency status to current after January 1, 2003. Such accounts are included in the March 31, 2005 and December 31, 2004 restructure statistics in the table above. Credit card credit counseling accommodations that did not include resetting contractual delinquency status are not reported in the table above or the March 31, 2005 and December 31, 2004 statistics in this paragraph.

LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

The funding synergies resulting from our acquisition by HSBC have allowed us to reduce our reliance on traditional sources to fund our growth. We continue to focus on balancing our use of affiliate and third-party funding sources to minimize funding expense while maximizing liquidity. As discussed below, we supplemented unsecured debt issuance during the three months ended March 31, 2005 with proceeds from the sale of our domestic private label receivable portfolio to HSBC Bank USA in December 2004, debt issued to affiliates and higher levels of commercial paper.

Because we are now a subsidiary of HSBC, our credit spreads relative to Treasuries have tightened compared to those we experienced during the months leading up to the announcement of our acquisition by HSBC. Primarily as a result of these tightened credit spreads, reduced liquidity requirements and lower costs due to shortening the maturity of our liabilities, principally through increased issuance of commercial paper, we recognized cash funding expense savings of approximately $120 million in the three months ended March 31, 2005 and approximately $70 million in the three months ended March 31, 2004 compared to the funding costs we would have incurred using average spreads and funding mix from the first half of 2002. It is anticipated that these tightened credit spreads and other funding synergies including asset transfers will eventually enable HSBC to realize annual cash funding expense savings, including external fee savings, in excess of $1 billion per year as our existing term debt matures over the course of the next few years. The portion of these savings to be realized by HSBC Finance Corporation will depend in large part upon the amount and timing of various initiatives between HSBC Finance Corporation and other HSBC subsidiaries.

                                        37

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

Debt due to affiliates and other HSBC related funding are summarized in the following table:



                                                              MARCH 31,   DECEMBER 31,
                                                                2005          2004
--------------------------------------------------------------------------------------

                                                                   (IN BILLIONS)

Debt issued to HSBC subsidiaries:
  Drawings on bank lines in the U.K. .......................    $ 7.2        $ 7.5
  Term debt.................................................      7.5          6.0
  Preferred securities issued by Household Capital Trust
     VIII...................................................       .3           .3
                                                                -----        -----
  Total debt issued to HSBC subsidiaries....................     15.0         13.8
                                                                -----        -----
Debt issued to HSBC clients:
  Euro commercial paper.....................................      3.5          2.6
  Term debt.................................................       .8           .8
                                                                -----        -----
  Total debt issued to HSBC clients.........................      4.3          3.4
Preferred stock held by HSBC Investments (North America)
  Inc. .....................................................      1.1          1.1
Cash received on bulk and subsequent sales of domestic
  private label receivables to HSBC Bank USA, net
  (cumulative)..............................................     12.2         12.4
Real estate secured receivable activity with HSBC Bank USA:
  Cash received on sales (cumulative).......................      3.7          3.7
  Direct purchases from correspondents (cumulative).........      3.4          2.8
  Run-off of real estate secured receivable activity with
     HSBC Bank USA..........................................     (1.8)        (1.5)
                                                                -----        -----
Total real estate secured receivable activity with HSBC Bank
  USA.......................................................      5.3          5.0
                                                                -----        -----
Total HSBC related funding..................................    $37.9        $35.7
                                                                =====        =====


At March 31, 2005, funding from HSBC, including debt issuances to HSBC subsidiaries and clients and preferred stock held by HSBC Investments (North America) Inc. ("HINO") but excluding cash received on asset sales to HSBC subsidiaries, represented 17 percent of our total managed debt and preferred stock funding. At December 31, 2004, funding from HSBC, including debt issuances to HSBC subsidiaries and clients and preferred stock held by HINO but excluding cash received on asset sales to HSBC subsidiaries, represented 15 percent of our total managed debt and preferred stock funding.

Proceeds from the December 2004 domestic private label bulk receivable sale to HSBC Bank USA of $12.4 billion were used to pay down short-term domestic borrowings, including outstanding commercial paper balances, and to fund operations. Excess liquidity from the sale was used to temporarily fund available for sale investments at December 31, 2004.

As of March 31, 2005, we had revolving credit facilities of $2.5 billion from HSBC domestically and $10.0 billion from HSBC subsidiaries in the U.K. There have been no draws on the domestic line. At March 31, 2005, $7.2 billion was outstanding under the U.K. lines. We had derivative contracts with a notional value of $61.8 billion, or approximately 90 percent of total derivative contracts, outstanding with HSBC affiliates at March 31, 2005. We had derivative contracts with a notional value of $62.6 billion, or approximately 87 percent of total derivative contracts, outstanding with HSBC affiliates at December 31, 2004.

SECURITIES totaled $4.0 billion at March 31, 2005 and $4.3 billion at December 31, 2004. Additionally, we had securities purchased under agreements to resell of $282 million at March 31, 2005 and $2.7 billion at December 31, 2004. Our securities balances at December 31, 2004 were high as a result of the timing of the bulk sale of the domestic private label receivable portfolio to HSBC Bank USA on December 29, 2004.

                                        38

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

COMMERCIAL PAPER, BANK AND OTHER BORROWINGS totaled $10.6 billion at March 31, 2005 and $9.0 billion at December 31, 2004. The increase at March 31, 2005 was a result of higher levels of short-term notes outstanding as well as higher levels of commercial paper as compared to the lower levels outstanding at December 31, 2004 as the proceeds from the sale of the domestic private label loan portfolio to HSBC Bank USA were used to reduce the outstanding balances. Included in this total was outstanding Euro commercial paper sold to customers of HSBC of $3.5 billion at March 31, 2005 and $2.6 billion at December 31, 2004.

LONG TERM DEBT (with original maturities over one year) decreased to $83.2 billion at March 31, 2005 from $85.4 billion at December 31, 2004. Significant third party issuance during the three months ended March 31, 2005 included the following:
     - $1.6 billion of domestic medium-term notes
     - $.4 billion of InterNotes(SM) (retail-oriented medium-term notes)
     - $2.0 billion of global debt

SELECTED CAPITAL RATIOS are summarized in the following table:


                                                              MARCH 31,   DECEMBER 31,
                                                                2005          2004
--------------------------------------------------------------------------------------
TETMA(1)....................................................     7.22%        6.68%
TETMA + Owned Reserves(1)...................................     9.95         9.45
Tangible common equity to tangible managed assets(1)........     5.22         4.67
Common and preferred equity to owned assets.................    13.37        13.01
Excluding purchase accounting adjustments:
  TETMA(1)..................................................     9.68         8.38
  TETMA + Owned Reserves(1).................................    12.42        11.16
  Tangible common equity to tangible managed assets(1)......     7.69         6.38


---------------

(1) TETMA, TETMA + Owned Reserves and tangible common equity to tangible managed assets represent non-GAAP financial ratios that are used by HSBC Finance Corporation management and certain rating agencies to evaluate capital adequacy and may differ from similarly named measures presented by other companies. See "Basis of Reporting" for additional discussion on the use of non-GAAP financial measures and "Reconciliations to GAAP Financial Measures" for quantitative reconciliations to the equivalent GAAP basis financial measure.

SECURITIZATIONS AND SECURED FINANCINGS Securitizations (collateralized funding transactions structured to receive sale treatment under Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a Replacement of FASB Statement No. 125," ("SFAS No. 140")) and secured financings (collateralized funding transactions which do not receive sale treatment under SFAS No. 140) of consumer receivables have been used to limit our reliance on the unsecured debt markets.

In a securitization, a designated pool of non-real estate consumer receivables is removed from the balance sheet and transferred through a limited purpose financing subsidiary to an unaffiliated trust. This unaffiliated trust is a qualifying special purpose entity ("QSPE") as defined by SFAS No. 140 and, therefore, is not consolidated. The QSPE funds its receivable purchase through the issuance of securities to investors, entitling them to receive specified cash flows during the life of the securities. The receivables transferred to the QSPE serve as collateral for the securities. At the time of sale, an interest-only strip receivable is recorded, representing the present value of the cash flows we expect to receive over the life of the securitized receivables, net of estimated credit losses and debt service. Under the terms of the securitizations, we receive annual servicing fees on the outstanding balance of the securitized receivables and the rights to future residual cash flows on the sold receivables after the investors receive their contractual return. Cash flows related to the interest-only strip receivables and servicing the receivables are collected over the life of the underlying securitized receivables.

                                        39

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

In a secured financing, a designated pool of receivables are conveyed to a wholly owned limited purpose subsidiary, which in turn transfers the receivables to a trust that sells interests to investors. Repayment of the debt issued by the trust is secured by the receivables transferred. The transactions are structured as secured financings under SFAS No. 140. Therefore, the receivables and the underlying debt of the trust remain on our balance sheet. We do not recognize a gain in a secured financing transaction. Because the receivables and the debt remain on our balance sheet, revenues and expenses are reported consistently with our owned balance sheet portfolio. Using this source of funding results in similar cash flows as issuing debt through alternative funding sources.

Under U.K. GAAP and IFRS, our securitizations are treated as secured financings. In order to align our accounting treatment with that of HSBC, we began to structure all new collateralized funding transactions as secured financings from the third quarter of 2004 onwards. However, because existing public MasterCard and Visa credit card transactions were structured as sales to revolving trusts that require replenishments of receivables to support previously issued securities, receivables will continue to be sold to these trusts until the revolving periods end, the last of which is expected to occur in early 2008 based on current projections. Private label trusts that publicly issued securities are now replenished by HSBC Bank USA as a result of the daily sale of new domestic private label credit card originations to HSBC Bank USA. We will continue to replenish at reduced levels certain non-public personal non-credit card and MasterCard and Visa securities issued to conduits and record the resulting replenishment gains for a period of time in order to manage liquidity. Since our securitized receivables have varying lives, it will take several years for these receivables to pay-off and the related interest-only strip receivables to be reduced to zero. The termination of sale treatment on new collateralized funding activity reduced our reported net income under U.S. GAAP. There is no impact, however, on cash received from operations. Because we believe the market for securities backed by receivables is a reliable, efficient and cost-effective source of funds, we will continue to use secured financings of consumer receivables as a source of our funding and liquidity.

As previously discussed, securitization levels were much lower in the three months ended March 31, 2005 as a result of the use of alternate funding sources, including funding from HSBC subsidiaries, and our decision to structure all new collateralized funding transactions as secured financings beginning in the third quarter of 2004.

Securitizations (excluding replenishments of certificateholder interests) and secured financings are summarized in the following table:


THREE MONTHS ENDED MARCH 31                                    2005     2004
-----------------------------------------------------------------------------
                                                               (IN MILLIONS)
INITIAL SECURITIZATIONS:
Auto finance................................................  $    -   $    -
MasterCard/Visa.............................................       -       50
Personal non-credit card....................................       -        -
                                                              ------   ------
Total.......................................................  $    -   $   50
                                                              ======   ======
SECURED FINANCINGS:
Real estate secured.........................................       -        -
Auto finance................................................       -        -
                                                              ------   ------
Total.......................................................  $    -   $    -
                                                              ======   ======


Our securitized receivables totaled $11.5 billion at March 31, 2005 compared to $14.2 billion at December 31, 2004. As of March 31, 2005, secured financings of $4.6 billion are secured by $8.8 billion of real estate secured and auto finance receivables. Secured financings of $7.3 billion at December 31, 2004 are secured by $10.3 billion of real estate secured and auto finance receivables. At March 31, 2005,

                                        40

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

securitizations structured as sales represented 10 percent and secured financings represented 4 percent of the funding associated with our managed funding portfolio. At December 31, 2004, securitizations structured as sales represented 12 percent and secured financings represented 6 percent of the funding associated with our managed funding portfolio.

2005 FUNDING STRATEGY As discussed previously, the acquisition by HSBC has improved our access to the capital markets as well as expanded our access to a worldwide pool of potential investors. Our current estimated domestic funding needs and sources for 2005 are summarized in the table that follows:


                                                               ACTUAL      ESTIMATED
                                                              JANUARY 1     APRIL 1
                                                               THROUGH      THROUGH      ESTIMATED
                                                              MARCH 31,   DECEMBER 31,   FULL YEAR
                                                                2005          2005         2005
--------------------------------------------------------------------------------------------------

                                                                         (IN BILLIONS)

FUNDING NEEDS:
  Net asset growth..........................................    $ 2.8     $11.2 - 15.2   $14 - 18
  Commercial paper, term debt and securitization
     maturities.............................................     12.3      17.7 - 21.7    30 - 34
  Other.....................................................       .5        1.5 - 3.5      2 - 4
                                                                -----     ------------   --------
  Total funding needs, including growth.....................    $15.6     $30.4 - 40.4   $46 - 56
                                                                =====     ============   ========
FUNDING SOURCES:
  External funding, including HSBC clients..................    $14.1     $27.9 - 35.9   $42 - 50
  HSBC and HSBC subsidiaries................................      1.5        2.5 - 4.5      4 - 6
                                                                -----     ------------   --------
  Total funding sources.....................................    $15.6     $30.4 - 40.4   $46 - 56
                                                                =====     ============   ========


RISK MANAGEMENT
--------------------------------------------------------------------------------

CREDIT RISK There have been no significant changes in our approach to credit risk management since December 31, 2004.

At March 31, 2005, we had derivative contracts with a notional value of approximately $68.4 billion, including $61.8 billion outstanding with HSBC affiliates. Most swap agreements, both with unaffiliated and affiliated third parties, require that payments be made to, or received from, the counterparty when the fair value of the agreement reaches a certain level. Generally, third-party swap counterparties provide collateral in the form of cash which is recorded in our balance sheet as other assets or derivative related liabilities and totaled $.5 billion at March 31, 2005. Affiliate swap counterparties generally provide collateral in the form of securities which are not recorded on our balance sheet and totaled $1.7 billion at March 31, 2005.

LIQUIDITY RISK There have been no significant changes in our approach to liquidity risk since December 31, 2004.

MARKET RISK HSBC has certain limits and benchmarks that serve as guidelines in determining appropriate levels of interest rate risk. One such limit is expressed in terms of the Present Value of a Basis Point ("PVBP"), which reflects the change in value of the balance sheet for a one basis point movement in all interest rates. Our total PVBP limit as of March 31, 2005 was $3 million, which includes risk associated with hedging instruments. Thus, for a one basis point change in interest rates, the policy dictates that the value of the balance sheet shall not increase or decrease by more than $3 million. Our PVBP position at both March 31, 2005 and December 31, 2004 was less than $1 million.

While the total PVBP position will not change as a result of the loss of hedge accounting, the portfolio of ineffective hedges at March 31, 2005 represent PVBP risk of ($2.9) million. The interest rate risk remaining for all other assets and liabilities, including effective hedges, results in an offsetting PVBP risk

                                        41

                                                       HSBC Finance Corporation.
--------------------------------------------------------------------------------

of $2.3 million. Therefore, at March 31, 2005 we had a net PVBP position of less than $1 million, which is within our PVBP limit of $3 million.

We also monitor the impact that an immediate hypothetical 100 basis points parallel increase or decrease in interest rates would have on our net interest income. The following table summarizes such estimated impact:


                                                              MARCH 31,   DECEMBER 31,
                                                                2005          2004
--------------------------------------------------------------------------------------
                                                                   (IN MILLIONS)
Decrease in net interest income following an immediate
  hypothetical 100 basis points parallel rise in interest
  rates.....................................................    $272          $279
Increase in net interest income following an immediate
  hypothetical 100 basis points parallel fall in interest
  rates.....................................................    $218          $274


These estimates include both the net interest income impact of the derivative positions we have entered into which are considered to be effective hedges under SFAS 133 and the impact of economic hedges of certain underlying debt instruments which do not qualify for hedge accounting, as previously discussed, as if they were effective hedges under SFAS 133. These estimates also assume we would not take any corrective actions in response to interest rate movements and, therefore, exceed what most likely would occur if rates were to change by the amount indicated.

Net interest income at risk has changed as a result of the loss of hedge accounting on a portfolio of economic hedges. At March 31, 2005, our net interest income sensitivity to a 100 basis points immediate rise in rates for the next 12 months is a decrease of $308 million as opposed to the amount reported above, and the sensitivity to an immediate 100 basis points fall in rates for the next 12 months is an increase of $260 million as opposed to the amount reported above. At December 31, 2004, our net interest income sensitivity to a 100 basis points immediate rise in rates for the next 12 months is a decrease of $285 million as opposed to the amount reported above, and the sensitivity to an immediate 100 basis points fall in rates for the next 12 months is an increase of $286 million as opposed to the amount reported above. This sensitivity only considers changes in interest rates and does not consider changes from other variables, such as exchange rates that may impact margin. The increase in exposure to rising interest rates results primarily from the reclassification of cash flow hedges (the pay fixed/receive floating interest rate swaps), which do not qualify for hedge accounting under SFAS 133. We are in the process of reducing our exposure by regaining hedge accounting treatment as soon as possible. We will continue to manage our total interest rate risk on a basis consistent with the risk management process employed since the acquisition.

OPERATIONAL RISK There has been no significant change in our approach to operational risk management since December 31, 2004.

                                        42


                           HSBC FINANCIAL CORPORATION

                   RECONCILIATIONS TO GAAP FINANCIAL MEASURES



                                                                  THREE MONTHS ENDED
                                                              --------------------------
                                                               MARCH 31,      MARCH 31,
                                                                 2005           2004
----------------------------------------------------------------------------------------
                                                              (DOLLARS ARE IN MILLIONS)

RETURN ON AVERAGE ASSETS:
Net income..................................................    $    626       $    470
                                                                --------       --------
Average assets:
  Owned basis...............................................    $131,954       $119,388
  Serviced with limited recourse............................      12,884         25,278
                                                                --------       --------
  Managed basis.............................................    $144,838       $144,666
                                                                --------       --------
Return on average owned assets..............................        1.90%          1.57%
Return on average managed assets............................        1.73           1.30
                                                                ========       ========
RETURN ON AVERAGE COMMON SHAREHOLDER'S EQUITY:
Net income..................................................    $    626       $    470
Dividends on preferred stock................................         (18)           (18)
                                                                --------       --------
Net income available to common shareholders.................    $    608       $    452
                                                                --------       --------
Average common shareholder's equity.........................    $ 16,170       $ 16,645
                                                                --------       --------
Return on average common shareholder's equity...............       15.04%         10.86%
                                                                ========       ========
NET INTEREST MARGIN:
Net interest income:
  Owned basis...............................................    $  1,888       $  1,820
  Serviced with limited recourse............................         332            754
                                                                --------       --------
  Managed basis.............................................    $  2,220       $  2,574
                                                                --------       --------
Average interest-earning assets:
  Owned basis...............................................    $112,985       $ 99,676
  Serviced with limited recourse............................      12,884         25,278
                                                                --------       --------
  Managed basis.............................................    $125,869       $124,954
                                                                --------       --------
Owned basis net interest margin.............................        6.68%          7.30%
Managed basis net interest margin...........................        7.06           8.24
                                                                ========       ========
MANAGED BASIS RISK ADJUSTED REVENUE:
Net interest income.........................................    $  2,220       $  2,574
Other revenues, excluding securitization revenue............       1,468          1,072
Less: Net charge-offs.......................................      (1,118)        (1,442)
                                                                --------       --------
Risk adjusted revenue.......................................       2,570          2,204
Average interest-earning assets.............................    $125,869       $124,954
                                                                --------       --------
Managed basis risk adjusted revenue.........................        8.17%          7.06%
                                                                ========       ========


                                        43


                           HSBC FINANCIAL CORPORATION

                   RECONCILIATIONS TO GAAP FINANCIAL MEASURES


                                                                      THREE MONTHS ENDED
                                                             ------------------------------------
                                                             MARCH 31,   MARCH 31,   DECEMBER 31,
                                                               2005        2004          2004
-------------------------------------------------------------------------------------------------
                                                               (DOLLAR AMOUNTS ARE IN MILLIONS)

CONSUMER NET CHARGE-OFF RATIO:
Consumer net charge-offs:
  Owned basis..............................................  $    856    $    970      $  1,127
  Serviced with limited recourse...........................       255         472           375
                                                             --------    --------      --------
  Managed basis............................................  $  1,111    $  1,442      $  1,502
                                                             --------    --------      --------
Average consumer receivables:
  Owned basis..............................................  $108,928    $ 92,974      $111,691
  Serviced with limited recourse...........................    12,884      25,278        18,601
                                                             --------    --------      --------
  Managed basis............................................  $121,812    $118,252      $130,292
                                                             --------    --------      --------
Owned basis consumer net charge-off ratio..................      3.15%       4.17%         4.04%
Managed basis consumer net charge-off ratio................      3.65        4.88          4.61
                                                             ========    ========      ========
RESERVES AS A PERCENTAGE OF NET CHARGE-OFFS
Loss reserves:
  Owned basis..............................................  $  3,581    $  3,753      $  3,625
  Serviced with limited recourse...........................       661       2,159           890
                                                             --------    --------      --------
  Managed basis............................................  $  4,242    $  5,912      $  4,515
                                                             --------    --------      --------
Net charge-offs:
  Owned basis..............................................  $    863    $    970      $  1,127
  Serviced with limited recourse...........................       255         472           375
                                                             --------    --------      --------
  Managed basis............................................  $  1,118    $  1,442      $  1,502
                                                             --------    --------      --------
Owned basis reserves as a percentage of net charge-offs....     103.7%       96.7%         80.4%
Managed basis reserves as a percentage of net
  charge-offs..............................................      94.9       102.5          75.2
                                                             ========    ========      ========
EFFICIENCY RATIO:
Total costs and expenses less policyholders' benefits......  $  1,420    $  1,297
                                                             --------    --------
Net interest income and other revenues less policyholders'
  benefits:
  Owned basis..............................................  $  3,228    $  2,930
  Serviced with limited recourse...........................        30         253
                                                             --------    --------
  Managed basis............................................  $  3,258    $  3,183
                                                             --------    --------
Owned basis efficiency ratio...............................     43.99%      44.27%
Managed basis efficiency ratio.............................     43.59       40.75
                                                             ========    ========


                                        44


                           HSBC FINANCIAL CORPORATION

                   RECONCILIATIONS TO GAAP FINANCIAL MEASURES


                                                             MARCH 31,   DECEMBER 31,   MARCH 31,
                                                               2005          2004         2004
-------------------------------------------------------------------------------------------------
                                                               (DOLLAR AMOUNTS ARE IN MILLIONS)
TWO-MONTHS-AND-OVER-CONTRACTUAL DELINQUENCY:
Consumer two-months-and-over-contractual delinquency:
  Owned basis..............................................  $  4,229      $  4,333     $  4,671
  Serviced with limited recourse...........................       626           788        1,280
                                                             --------      --------     --------
  Managed basis............................................  $  4,855      $  5,121     $  5,951
                                                             --------      --------     --------
Consumer receivables:
  Owned basis..............................................  $111,911      $106,564     $ 93,299
  Serviced with limited recourse...........................    11,486        14,225       24,357
                                                             --------      --------     --------
  Managed basis............................................  $123,397      $120,789     $117,656
                                                             --------      --------     --------
Consumer two-months-and-over-contractual delinquency:
  Owned basis..............................................      3.78%         4.07%        5.01%
  Managed basis............................................      3.93          4.24         5.06
                                                             ========      ========     ========
RESERVES AS A PERCENTAGE OF RECEIVABLES:
Loss reserves:
  Owned basis..............................................  $  3,581      $  3,625     $  3,753
  Serviced with limited recourse...........................       661           890        2,159
                                                             --------      --------     --------
  Managed basis............................................  $  4,242      $  4,515     $  5,912
                                                             --------      --------     --------
Receivables:
  Owned basis..............................................  $112,161      $106,855     $ 93,650
  Serviced with limited recourse...........................    11,486        14,225       24,357
                                                             --------      --------     --------
  Managed basis............................................  $123,647      $121,080     $118,007
                                                             --------      --------     --------
Reserves as a percentage of receivables:
  Owned basis..............................................      3.19%         3.39%        4.01%
  Managed basis............................................      3.43          3.73         5.01
                                                             ========      ========     ========
RESERVES AS A PERCENTAGE OF NONPERFORMING LOANS:
Loss reserves:
  Owned basis..............................................  $  3,581      $  3,625     $  3,753
  Serviced with limited recourse...........................       661           890        2,159
                                                             --------      --------     --------
  Managed basis............................................  $  4,242      $  4,515     $  5,912
                                                             --------      --------     --------
Nonperforming loans:
  Owned basis..............................................  $  3,456      $  3,521     $  3,881
  Serviced with limited recourse...........................       511           646        1,055
                                                             --------      --------     --------
  Managed basis............................................  $  3,967      $  4,167     $  4,936
                                                             --------      --------     --------
Reserves as a percentage of nonperforming loans:
  Owned basis..............................................     103.6%        103.0%        96.7%
  Managed basis............................................     106.9         108.4        119.8
                                                             ========      ========     ========


                                        45


                           HSBC FINANCIAL CORPORATION

                   RECONCILIATIONS TO GAAP FINANCIAL MEASURES


                                                              MARCH 31,    DECEMBER 31,
                                                                 2005          2004
----------------------------------------------------------------------------------------
                                                              (DOLLARS ARE IN MILLIONS)
TANGIBLE COMMON EQUITY:
Common shareholder's equity.................................   $ 16,553      $ 15,841
Exclude:
  Unrealized (gains) losses on cash flow hedging
     instruments............................................       (253)         (119)
  Minimum pension liability.................................          4             4
  Unrealized gains on investments and interest-only strip
     receivables............................................        (37)          (53)
  Intangible assets.........................................     (2,594)       (2,705)
  Goodwill..................................................     (6,835)       (6,856)
                                                               --------      --------
Tangible common equity......................................      6,838         6,112
Purchase accounting adjustments.............................      3,224         2,227
                                                               --------      --------
Tangible common equity, excluding purchase accounting
  adjustments...............................................   $ 10,062      $  8,339
                                                               ========      ========
TANGIBLE SHAREHOLDER'S EQUITY:
Tangible common equity......................................   $  6,838      $  6,112
Preferred stock.............................................      1,100         1,100
Mandatorily redeemable preferred securities of Household
  Capital Trusts............................................        988           994
Adjustable Conversion-Rate Equity Security Units............        533           530
                                                               --------      --------
Tangible shareholder's equity...............................      9,459         8,736
Purchase accounting adjustments.............................      3,211         2,208
                                                               --------      --------
Tangible shareholder's equity, excluding purchase accounting
  adjustments...............................................   $ 12,670      $ 10,944
                                                               ========      ========
TANGIBLE SHAREHOLDER'S EQUITY PLUS OWNED LOSS RESERVES:
Tangible shareholder's equity...............................   $  9,459      $  8,736
Owned loss reserves.........................................      3,581         3,625
                                                               --------      --------
Tangible shareholder's equity plus owned loss reserves......     13,040        12,361
Purchase accounting adjustments.............................      3,211         2,208
                                                               --------      --------
Tangible shareholder's equity plus owned loss reserves,
  excluding purchase accounting adjustments.................   $ 16,251      $ 14,569
                                                               ========      ========
TANGIBLE MANAGED ASSETS:
Owned assets................................................   $132,003      $130,190
Receivables serviced with limited recourse..................     11,486        14,225
                                                               --------      --------
Managed assets..............................................    143,489       144,415
Exclude:
  Intangible assets.........................................     (2,594)       (2,705)
  Goodwill..................................................     (6,835)       (6,856)
  Derivative financial assets...............................     (3,017)       (4,049)
                                                               --------      --------
Tangible managed assets.....................................    131,043       130,805
Purchase accounting adjustments.............................       (174)         (202)
                                                               --------      --------
Tangible managed assets, excluding purchase accounting
  adjustments...............................................   $130,869      $130,603
                                                               ========      ========
EQUITY RATIOS:
Common and preferred equity to owned assets.................      13.37%        13.01%
Tangible common equity to tangible managed assets...........       5.22          4.67
Tangible shareholder's equity to tangible managed assets
  ("TETMA").................................................       7.22          6.68
Tangible shareholder's equity plus owned loss reserves to
  tangible managed assets ("TETMA + Owned Reserves")........       9.95          9.45
Excluding purchase accounting adjustments:
  Tangible common equity to tangible managed assets.........       7.69          6.38
  TETMA.....................................................       9.68          8.38
  TETMA + Owned Reserves....................................      12.42         11.16
                                                               ========      ========


                                        46


ITEM 4. CONTROLS AND PROCEDURES
--------------------------------------------------------------------------------

DISCLOSURE CONTROLS We conducted an evaluation, with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by HSBC Finance Corporation in the reports we file under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported on a timely basis. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report so as to alert them in a timely fashion to material information required to be disclosed in reports we file under the Exchange Act.

INTERNAL CONTROLS In our annual report on Form 10-K for the year ended December 31, 2004, we reported that management had identified a material weakness in our internal controls over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) relating to the process of establishing and maintaining effective hedges under the "shortcut" method of accounting pursuant to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." As previously reported, management implemented the remedial actions described in the annual report on Form 10-K during the first quarter of 2005. There have not been any other changes in our internal control over financial reporting during the fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

PART II. OTHER INFORMATION

ITEM 5. OTHER INFORMATION
--------------------------------------------------------------------------------

As approved by the Audit Committee of the Board of Directors, we have engaged KPMG to perform certain non-audit services during the year. Those services include language translation services relating to debt offerings of subsidiaries, preparation of SAS 70 reports relating to services performed for contractual counterparties and certain tax services including account analysis, advice regarding certain transactions and preparation of returns for securitization trusts.

ITEM 6. EXHIBITS
--------------------------------------------------------------------------------

Exhibits included in this Report:



    12 Statement of Computation of Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends.
    31 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
    32 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
    99.1       Debt and Preferred Stock Securities Ratings.


                                        47


SIGNATURE
--------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          HSBC FINANCE CORPORATION
                                          (Registrant)

                                          /s/ Simon C. Penney
                                          --------------------------------------
                                          Simon C. Penney
                                          Senior Executive Vice President and
                                          Chief Financial Officer

Date: May 16, 2005

                                        48


EXHIBIT INDEX
--------------------------------------------------------------------------------



      12 Statement of Computation of Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends.

      31 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      32 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      99.1         Debt and Preferred Stock Securities Ratings.



                                                                      EXHIBIT 12

            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS



                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2005       2004
---------------------------------------------------------------------------------
                                                                (DOLLARS ARE IN
                                                                   MILLIONS)
Net income..................................................   $  626     $  470
Income tax expense..........................................      341        235
                                                               ------     ------
Income before income tax expense............................      967        705
                                                               ------     ------
Fixed charges:
  Interest expense..........................................    1,062        708
  Interest portion of rentals(1)............................       15         14
                                                               ------     ------
Total fixed charges.........................................    1,077        722
                                                               ------     ------
Total earnings as defined...................................   $2,044     $1,427
                                                               ======     ======
Ratio of earnings to fixed charges..........................     1.90       1.98
Preferred stock dividends(2)................................       28         27
Ratio of earnings to combined fixed charges and preferred
  stock dividends...........................................     1.85       1.91


---------------

(1) Represents one-third of rentals, which approximates the portion representing interest.

(2) Preferred stock dividends are grossed up to their pretax equivalents.


                                                                      EXHIBIT 31

      CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
           PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

                    CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Siddharth N. Mehta, Chairman and Chief Executive Officer of HSBC Finance Corporation, certify that:

          1. I have reviewed this report on Form 10-Q of HSBC Finance
     Corporation;

          2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

          3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

          4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

               a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

               b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

               c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

          5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

               a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

               b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 16, 2005

                                          /s/ SIDDHARTH N. MEHTA
                                          --------------------------------------
                                          Siddharth N. Mehta
                                          Chairman and Chief Executive Officer


                    CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Simon C. Penney, Senior Executive Vice President and Chief Financial Officer of HSBC Finance Corporation, certify that:

          1. I have reviewed this report on Form 10-Q of HSBC Finance
     Corporation;

          2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

          3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

          4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

             a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

             b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

             c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

          5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

             a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

             b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 16, 2005

                                          /s/ SIMON C. PENNEY
                                          --------------------------------------
                                          Simon C. Penney
                                          Senior Executive Vice President and
                                          Chief Financial Officer


                                                                      EXHIBIT 32

      CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
           PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

    CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of HSBC Finance Corporation on Form 10-Q for the period ending March 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Siddharth N. Mehta, Chairman and Chief Executive Officer of HSBC Finance Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

          (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                                          /s/ SIDDHARTH N. MEHTA
                                          --------------------------------------
                                          Siddharth N. Mehta
                                          Chairman and Chief Executive Officer
                                          May 16, 2005

    CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of HSBC Finance Corporation on Form 10-Q for the period ending March 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Simon C. Penney, Senior Executive Vice President and Chief Financial Officer of HSBC Finance Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, that:

          (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                                          /s/ SIMON C. PENNEY
                                          --------------------------------------
                                          Simon C. Penney
                                          Senior Executive Vice President and
                                          Chief Financial Officer
                                          May 16, 2005

This certification accompanies each Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of
Section 18 of the Securities Exchange Act of 1934, as amended.

Signed originals of these written statements required by Section 906 of the Sarbanes-Oxley Act of 2002 have been provided to HSBC Finance Corporation and will be retained by HSBC Finance Corporation and furnished to the Securities and Exchange Commission or its staff upon request.


                                                                    EXHIBIT 99.1

                  DEBT AND PREFERRED STOCK SECURITIES RATINGS



                                                              STANDARD &     MOODY'S
                                                                POOR'S      INVESTORS
                                                              CORPORATION    SERVICE    FITCH, INC.
---------------------------------------------------------------------------------------------------
AT MARCH 31, 2005
HSBC Finance Corporation
  Senior debt...............................................        A           A1          AA-
  Senior subordinated debt..................................       A-           A2           A+
  Commercial Paper..........................................      A-1          P-1         F-1+
HFC Bank Limited
  Senior debt...............................................        A           A1          AA-
  Commercial paper..........................................      A-1          P-1         F-1+
HSBC Bank Nevada, National Association
  Senior debt...............................................        A           A1          AA-





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  16 May 2005